Exhibit 2.1

Execution Version

DATED 20 May 2013

The Sellers (as defined herein)

Cronto Limited

VASCO Data Security International GmbH

and

VASCO Data Security International, Inc.

AGREEMENT

for the sale and purchase of

the entire issued share capital of

Cronto Limited

Baker & McKenzie LLP

CONTENTS

Clause	Page
No table of contents entries found
SCHEDULE 1
The Company and the Sellers	29
Part 1: Details of the Company	29
Part 2: The Shareholders
Part 3: The Optionholders
SCHEDULE 2
Conditions Precedent	32
SCHEDULE 3
Pre-Completion Obligations	33
SCHEDULE 4
Completion	36
Part 1: Sellers’ Obligations at Completion	36
Part 2: Sellers’ Further Obligations at Completion	37
Part 3: Purchaser’s Obligations at Completion	38
SCHEDULE 5
Warranties	39
Part 1: General Warranties	39
Part 2: Employment Warranties	49
Part 3: IP & IT Warranties	52
Part 4: Property Warranties	56
Part 5: Tax Warranties	57
SCHEDULE 6
Limitations on the liability of the Sellers under the Warranties	61
SCHEDULE 7
Earn-Out Calculation	64
SCHEDULE 8
The Property	65
SCHEDULE 9
Details of Intellectual Property	66
SCHEDULE 10
The Escrow Account	68

DATE: 20 May, 2013

PARTIES:

(1)	THE SEVERAL PERSONS whose respective names and addresses are set out in column 1 of part 2 of schedule 1 (together the “Shareholders”);

(2)	THE SEVERAL PERSONS whose respective names and addresses are set out in column 1 of part 3 of schedule 1 (together the “Optionholders”);

(3)	CRONTO LIMITED a company incorporated under the laws of England and Wales with registered number 05383408 and having its registered office at 198 Huntingdon Road, Cambridge CB3 OLB (the “Company”);

(4)	VASCO DATA SECURITY INTERNATIONAL GmbH a company incorporated under the laws of Switzerland with registered number CH-020.4.034.435-1 and having its registered office at Opfikon, Switzerland(the “Purchaser”); and

(5)	VASCO DATA SECURITY INTERNATIONAL, INC. a company incorporated under the laws of the State of Delaware and having its principal place of business at 1901 S Meyers Road, Oakbrook Terrace, IL 60181, USA (the “Guarantor”).

RECITALS:

(A)	The Shareholders are the holders of the entire issued share capital of the Company at the date of this Agreement and have agreed to sell and the Purchaser has agreed to purchase the shares of the Shareholders on the terms set out in this agreement.

(B)	The Optionholders are the holders of options to acquire shares in the capital of the Company and have irrevocably agreed to exercise such options, as set out in part 3 of schedule 1 conditional only on Completion and have agreed to sell the shares issued as a result of the exercise of such vested options at Completion and the Purchaser has agreed to purchase such shares on the terms set out in this agreement.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Defined terms

In this agreement, the following words and expressions shall have the following meanings:

“Accounting Date” means in relation to any Financial Year of the Company, the last day of that Financial Year;

“Accounts” means in relation to any Financial Year of the Company:

(1)	the balance sheet of the Company as at the Accounting Date in respect of that Financial Year;

(2)	the profit and loss account and cash flow statement of the Company in respect of that Financial Year;

together in each case with all notes, reports and statements required by law or Relevant Accounting Standards to be included in or annexed to them;

“Adjustment Notice” has the meaning given to that term in clause 4.1;

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person. In addition to the foregoing, if the specified Person is an individual, the term “Affiliate” also includes (a) the individual’s spouse, (b) the members of the immediate family (including parents, siblings and children) of the individual or of the individual’s spouse and (c) any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with any of the foregoing individuals. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Business Day” means a day (excluding Saturday) on which banks generally are open in the City of London and in New York City for the transaction of normal banking business;

“CA 2006” means the Companies Act 2006;

“Certain Nations” has the meaning given to that term in paragraph 1.2(t) of schedule 3;

“CHAPS” means the clearing houses automated payment system or any other method of electronic transfer for same-day value;

“Claim” means any claim made by the Purchaser against the Sellers (or any one or more Seller) under any of the Transaction Documents including in particular (but without prejudice to the generality of the foregoing) any claim for breach of the Warranties or under the Tax Deed;

“Company Option Agreement” means each agreement between (1) the Company (2) the Optionholder and (3) the Purchaser, executed on or before the date hereof, pursuant to which each Optionholder has irrevocably agreed to exercise his Option conditional only on Completion, true copies of which are annexed to the Disclosure Letter;

“Completion” means completion of the sale and purchase of the Shares in accordance with clause 9;

“Completion Date” means the date upon which Completion is required to take place in accordance with clause 9.1;

“Completion Balance Sheet” has the meaning given to that term in clause 4.1;

“Completion Net Worth” means the amount, determined by reference to the Completion Balance Sheet, as representing the sum of:

(a)	the aggregate of all assets (including fixed assets, deferred tax assets, debtors and cash (including the Option Exercise Price but not including cash paid to the Company at Completion in respect of the Option Tax Liabilities));

less

(b)	the aggregate of all creditors of the Company (including taxes and/or national insurance liability (whether primary or secondary) for which the Company is required to account to H.M. Revenue & Customs on or as a result of the exercise of the Options, but for the avoidance of doubt, not including the Option Tax Liabilities), in each case as at the Completion Date.

“Conditions” means the conditions precedent referred to in clause 7.1;

“Confidential Information” means Know-How, trade secrets and other information of a confidential nature (including, without limitation, all proprietary technical, industrial and commercial information and techniques in whatever form held, such as paper, electronically stored data, magnetic media film and microfilm or orally);

“Consideration” means the Initial Consideration, as may be adjusted in accordance with clause 4, and any Earn-Out Consideration paid out in accordance with clause 5;

“CTA 2010” means the Corporation Tax Act 2010;

“Covenanting Shareholders” means Igor Drokov, Elena Punskaya, Adrian Parton and Jonathan Bell, and “Covenanting Shareholder” shall mean any one of them;

“Current Shares” means the issued share capital of the Company at the date of this agreement as shown in part 1 of schedule 1;

“Directors” means the persons listed as directors of the Company in part 1 of schedule 1;

“Disclosed” means fairly disclosed by the Disclosure Letter and with sufficient detail to identify the nature and scope of the matter, fact or circumstance disclosed and “Disclosure” shall be construed accordingly;

“Disclosure Letter” means the letter of the same date as this agreement (including the contents of any schedule or appendix thereto) from the Seller Representative (on behalf of the Sellers) to the Purchaser together with all documents annexed to it;

“Dispute Notice” has the meaning given to that term in clause 4.3;

“Earn-Out Consideration” means a maximum amount of €2,000,000, subject to adjustment as set out in clause 5;

“Earn-Out Dispute Notice” has the meaning given to that term in clause 5.5;

“Earn-Out Notice” has the meaning given to that term in clause 5.4;

“Earn-Out Payment Date” has the meaning given to that term in clause 5.7;

“Earn-Out Period” means each period of 12 months from the Completion Date and expiring after the completion of two such periods (that is 24 months after the Completion Date);

“Earn-out Revenues” means the aggregate value of binding, non-cancellable contract orders placed with the Purchaser and the other members of the Purchaser’s Group (including the Company), whether directly by an end-user customer or by a reseller of Company products or services, during the Earn-Out Periods (“Customer Orders”) in connection with the supply of products and services relating to the Intellectual Property of the Company immediately prior to Completion (“Relevant Intellectual Property”); provided, however, that:

(a) Customer Orders, whether placed directly by an end-user customer or by a reseller of Company products or services, shall not be included in Earn-Out Revenues if the end-user customer in connection with any such Customer Order is an Existing Customer;

(b) Earn-Out Revenues shall not include the value of any Customer Orders related to licensing of any Relevant Intellectual Property or the sale of any product incorporating Relevant Intellectual Property if (i) such licensing or sale arrangement also includes the licensing or sale of any Intellectual Property that does not constitute Relevant Intellectual Property and (ii) the Relevant Intellectual Property in such licensing or sale does not constitute a material component of the Intellectual Property included in such licensing or sale;

(c) Earn-Out Revenues shall not include the value of any Customer Orders related to ancillary services, including maintenance and support fees, included in or otherwise related to sales of Relevant Intellectual Property; and

(d) Earn-Out Revenues attributed to the first Earn-Out Period shall be adjusted at the end of the second Earn-Out Period, and the amount otherwise payable at the end of the second Earn-Out Period reduced accordingly, (i) to make appropriate bad and doubtful debts provisions and reserves, in accordance with Relevant Accounting Standards, for any Earn-Out Revenue due and payable in the first Earn-Out Period that has not been actually paid to a member of the Purchaser’s Group by the end of the second Earn-Out Period and (ii) to take account of any amendments during the second Earn-Out Period to Customer Orders included in Earn-Out Revenues attributed to the first Earn-Out Period;

“Earn-Out Revenues Statement” means a statement of Earn-out Revenues, itemized on a monthly basis for each calendar month in each Earn-Out Period;

“Encumbrance” means any mortgage, charge, pledge, lien, restriction, assignment, hypothecation, security interest, title retention or any other agreement or arrangement the effect of which is the creation of security, or any other interest, equity or other right of any person (including any right to acquire, option, right of first refusal or right of pre-emption), or any agreement or arrangement to create any of the same and “Unencumbered” shall be construed accordingly;

“Escrow Account” means an account to be opened on Completion with the Escrow Agent into which the Escrow Amount shall be paid;

“Escrow Agent” means J.P. Morgan Chase Bank, N.A, London Branch, or such other bank or financial institution at such other address as the Seller Representative and the Purchaser may agree from time to time in writing;

“Escrow Agreement” means the agreement relating to the operation of the Escrow Account and the holding and distribution of the Escrow Amount in the agreed form;

“Escrow Amount” means €3,000,000;

“Executives” means Igor Drokov and Elena Punskaya, and “Executive” shall mean either one of them;

“Existing Customer” means any person, firm, company or other organization whatsoever with whom the Company, or any reseller of Company products or services, has at any time prior to Completion entered into any contract for the supply of products or services by the Company or by such reseller, including without limitation those entities listed in schedule 11 and their Affiliates;

“Financial Year” shall be construed in accordance with s390 CA 2006;

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a foreign or other government, including any state-owned or state controlled instrumentality of a foreign or other government, (d) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (e) public international organization or multinational organization or (f) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature;

“Indebtedness” means, in respect of any company or other entity, any borrowing or indebtedness in the nature of borrowing (including any indebtedness for monies borrowed or raised under any bank or third party guarantee, acceptance credit, bond, note, bill of exchange or commercial paper, letter of credit, finance lease, hire purchase agreement, forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing and all finance, loan and other obligations of a kind required to be included in the balance sheet of a company or other entity pursuant to UK Relevant Accounting Standards);

“Independent Accounting Firm” has the meaning given to that term in clause 6.1;

“Initial Consideration” has the meaning given to that term in clause 3.1;

“Intellectual Property” means rights in and in relation to Confidential Information, trade marks, service marks, trade and business names, logos and get up (including any and all goodwill associated with or attached to any of the same), domain names, patents, inventions (whether or not patentable), registered designs, design rights, copyrights (including, without limitation, rights in software) and moral rights, database rights, semi-conductor topography rights, utility models and all rights or forms of protection having an equivalent or similar nature or effect anywhere in the world, whether enforceable, registered, unregistered or registrable (including, where applicable, all renewals, extensions and applications for registration) and the right to sue for damages for past and current infringement (including passing off and unfair competition) in respect of any of the same;

“Know-How” means all know-how, expertise, technical or other information developed or acquired by the Company including, without limitation, all related ideas, concepts, methods, inventions, discoveries, data, formulae, processes, methods, techniques and specifications;

“Last Accounting Date” means 30 April, 2012;

“Last Accounts” means the Accounts in respect of the Financial Year ended on the Last Accounting Date true copies of which are annexed to the Disclosure Letter;

“Losses” includes, in respect of any matter, event or circumstance, all demands, claims, actions, proceedings, damages, diminution in value, payments, fines, penalties, losses, costs (including legal costs), expenses (including taxation), disbursements or other liabilities in any case of any nature whatsoever;

“Management Accounts” means the unaudited balance sheet of the Company as at 30 April, 2013 and the unaudited profit and loss account of the Company for the month then ended, as Disclosed;

“Option” means the option(s) granted to each of the Optionholders as set out in part 3 of schedule 1;

“Option Agreements” means those option agreements between the Company and various persons details of which are set forth in the Disclosure Letter;

“Option Exercise Price” means the aggregate price payable on exercise of all of the Options as set out in part 3 of schedule 1 and “Individual Option Exercise Price” means the Option Exercise Price of each Optionholder as set out in Part 3 of Schedule 1 against each Optionholder;

“Option Shares” means the ‘A’ ordinary shares in the capital of the Company that are the subject of the Option Exercise Agreements, as shown in part 3 of schedule 1;

“Option Tax Liabilities” means the aggregate amount of taxes and/or employee national insurance liability (whether primary or secondary) for which the Company is required to account to H.M. Revenue & Customs on or as a result of the exercise of the Option(s), in connection with certain of the Optionholders, in the sum set out in part 3 of schedule 1 and “Individual Option Tax Liability; means the Option Tax Liability attributable to each relevant Optionholder as set out in part 3 of Schedule 1 against each Optionholder

“Person” means an individual or an entity, including a corporation, limited liability company, partnership, trust, unincorporated organization, association or other business or investment entity, or any governmental authority;

“Proceedings” means any proceedings, suit or action arising out of or in connection with this any Transaction Document;

“Property” means the property short particulars of which are set out in schedule 8;

“Purchaser’s Group” means the group of companies comprising the Purchaser, any holding company from time to time of the Purchaser and any subsidiary of the Purchaser (including, following Completion, the Company) or of any such holding company and “member of the Purchaser’s Group” shall be construed accordingly;

“Purchaser’s Solicitors” means Baker & McKenzie LLP of 100 New Bridge Street, London EC4V 6JA, England;

“Qualifying Employee” means, in respect of an individual, that such individual is either (A) an employee of the Purchaser or a member of the Purchaser’s Group and has not (i) given notice of his or her termination of employment, unless such notice of termination is in response to a repudiatory breach of the Service Agreement by the Company or (ii) received notice of termination for “cause” (as such term is defined in clause 25 of his or her Service Agreement) from his or her employer, or (B) no longer an employee of the Purchaser or a member of the Purchaser’s Group, and who ceased to be an employee as a result of (i) such individual resigning their employment in response to a repudiatory breach of the Service Agreement by the Company, (ii) his or her employer at the time terminating the employment of such individual without “cause” (as such term is defined in clause 25 of his or her Service Agreement) or (iii) such individual’s death or disability, with “disability” for these purposes meaning that the individual has failed to perform his or her duties under his or her Service Agreement in all material respects for a period of (a) 60 consecutive days or (b) more than 90 days in any six-month period, in either case due to physical or mental illness, injury or incapacity or other condition;

“Relevant Accounting Standards” means UK generally accepted accounting principles;

“Sellers” means the Shareholders and the Optionholders, and “Seller” shall mean any one of them;

“Seller Representative” means Adrian Parton, appointed as Seller Representative to act for and behalf of the Sellers under and in connection with the Transaction Documents, prior to the date of this agreement, without prejudice to the terms of clause 24;

“Sellers’ Solicitors” means Bryan Cave LLP of 88 Wood Street, London EC2V 7AJ, England;

“Sellers’ Solicitors Bank Account” means such account in the name of the Sellers’ Solicitors as the Sellers’ Solicitors shall direct in writing to the Purchaser;

“Senior Management” means Elena Punskaya, Igor Drokov, Adrian Parton and Jonathan Bell;

“Service Agreement” means the service contracts in the agreed form to be entered into at Completion between the Company and each of the Executives;

“Service Document” means a document relating to or in connection with any Proceedings;

“Shares” means the Current Shares and the Option Shares;

“Tax” means all forms of taxation, withholdings, duties, imposts, levies, social security contributions and rates imposed, assessed or enforced by any local, municipal, governmental, state, federal or other body or authority in the United Kingdom or elsewhere and any interest, penalty, surcharge or fine in connection therewith;

“Tax Authority” means any Tax authority or other authority competent to impose, assess or enforce any liability to Tax whether in the United Kingdom or elsewhere;

“Tax Deed” means the deed relating to Tax in the agreed form;

“Transaction Documents” means this agreement (including the Disclosure Letter), the Tax Deed and the Escrow Agreement;

“VAT” means valued added tax as defined in VATA;

“VATA” means the Value Added Tax Act 1994; and

“Warranties” means the warranties given in clause 11 and schedule 5, and “Warranty” shall mean any one of them.

1.2	Statutory provisions

All references to statutes, statutory provisions, enactments, EU Directives or EU Regulations shall include references to any consolidation, re-enactment, modification or replacement of the same, any statute, statutory provision, enactment, EU Directive or EU Regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this agreement would extend or increase the liability of any party to another under this agreement.

1.3	Holding company and subsidiary

A company or other entity shall be a “holding company” for the purposes of this agreement if it falls within either the meaning attributed to that term in s1159 CA 2006 or the meaning attributed to the term “parent undertaking” in s1162 CA 2006, and a company or other entity shall be a “subsidiary” for the purposes of this agreement if it falls within either the meaning attributed to that term in s1159 CA 2006 or the meaning attributed to the term “subsidiary undertaking” in s1162 CA 2006, and the terms “subsidiaries” and “holding companies” are to be construed accordingly.

1.4	Agreed form

Any reference to a document in the “agreed form” is to the form of the relevant document in the terms agreed between the Seller Representative (on behalf of the Sellers) and the Purchaser prior to the execution of this agreement and signed or initialed for identification purposes only by the Seller Representative on behalf of the Sellers and the Purchaser (in each case with such amendments as may be agreed by the Seller Representative on behalf of the Sellers and the Purchaser).

1.5	Recitals, schedules, etc.

References to this agreement include the recitals and schedules which form part of this agreement for all purposes. References in this agreement to the parties, the recitals, schedules and clauses are references respectively to the parties and their legal personal representatives, successors and permitted assigns, the recitals and schedules to and clauses of this agreement.

1.6	Meaning of references

Save where specifically required or indicated otherwise:

(a)	words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)	references to a person shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a company shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)	references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(d)	references to any English statutory provision or legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or other legal concept, state of affairs or thing shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English statutory provision or legal term or other legal concept, state of affairs or thing;

(e)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form but, for the avoidance of doubt, shall not include e-mail;

(f)	references to “indemnify” and to “indemnifying” any person against any Losses by reference to any matter, event or circumstance includes indemnifying and keeping that person indemnified against all Losses from time to time made, suffered or incurred as a direct or indirect consequence of or which would not have arisen but for that matter, event or circumstance;

(g)	references to “Euros” or “€” are to the lawful single currency of the euro zone area of the European Union as at the date of this agreement; and

(h)	references to times of the day are to that time in London and references to a day are to a period of 24 hours running from midnight to midnight.

(i)	where under any Transaction Document anything is required to be delivered to the Sellers or acknowledged by or initialed by the Sellers, delivery to the Seller Representative and the acknowledgement of or initialing by the Seller Representative, shall be deemed by the Sellers to be satisfaction of the relevant obligation.

1.7	Headings

Clause and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

1.8	Connected persons

Sections 1122 and 1123 CTA 2010 are to apply to determine whether one person is connected with another for the purposes of this agreement.

1.9	Awareness

Where any statement in the Warranties is qualified by the expression “to the best of the knowledge of the Sellers” or “so far as the Sellers are aware” or any similar expression, the Sellers shall be deemed to have knowledge of:

(a)	anything of which the Senior Management have actual knowledge; and

(b)	anything of which the Senior Management ought reasonably to have knowledge given their particular respective positions in and responsibilities to the Company;

and such qualification shall be deemed limited to the knowledge and awareness of the Senior Management and the actual knowledge or awareness of any Seller (other than the Senior Management) shall not apply save only in respect of a Fundamental Warranty in respect of an individual Seller.

2.	SALE AND PURCHASE OF SHARES

2.1	Exercise of Options

(a)	Each Optionholder acknowledges and agrees that he has by execution of the Company Option Agreement,

(i)	irrevocably waived any obligation of the Company, whether under the Option Agreements or otherwise, to provide any minimum notice of any proposed Sale (as such term is defined in the Option Agreements);

(ii)	irrevocably agreed to exercise his vested Options in their entirety conditional only on Completion;

(iii)	irrevocably agreed that on exercise of his vested Options, the Company and the Purchaser shall be entitled to deduct from any part of the Initial Consideration due to him, the Individual Option Exercise Price and the Individual Option Tax Liability as set out in part 3 of schedule 1, against his name.

2.2	Sale and purchase of Shares

(a)	Each Seller shall at Completion sell and the Purchaser shall purchase the entire legal and beneficial ownership in the Shares listed against that Seller’s name in column 2 of parts 2 and 3 of schedule 1 free from all Encumbrances.

(b)	Each Seller covenants with the Purchaser that it has now and at all times up to and at Completion shall have full power and the right to sell and transfer the legal and beneficial title in the Shares listed against that Seller’s name in column 2 of parts 2 and 3 of schedule 1 on the terms set out in this agreement (save in respect of the Option Shares, where the relevant Sellers shall only be construed as giving this covenant in respect of such Option Shares with effect from the date of issue of the Option Shares up to and at Completion).

2.3	Rights attaching to the Shares

The Shares shall be sold together with all rights now or hereafter attaching to them, including all rights to any dividend or other distribution declared, made or paid after the date of this agreement.

2.4	Waiver of restrictions on transfer

Each Seller hereby irrevocably waives and agrees to procure the waiver of any restrictions on transfer (including rights of pre-emption) which may exist in relation to the Shares, whether under the articles of association of the Company or otherwise.

2.5	Sale of all the Shares

The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the sale of all the Shares is completed simultaneously in accordance with this agreement, and unless all vested Options have been exercised.

3.	CONSIDERATION

3.1	Purchase price

The initial purchase price for the Shares (the “Initial Consideration”) is €15,000,000. The purchase price for the Shares shall be subject to adjustment in accordance with clauses 4 and 5.

3.2	Satisfaction of Initial Consideration

The Initial Consideration shall be paid in cash on Completion in accordance with the provisions of clause 9.4 and paragraphs 1, 2 and 3 of part 3 of schedule 4.

3.3	Sellers’ proportional entitlement

The Sellers shall be entitled to the Consideration, including any amounts payable to the Sellers pursuant to clauses 4 or 5, in the proportions shown in column 3 of parts 2 and 3 of schedule 1. It is acknowledged that the Initial Consideration due to each Optionholder, shall be subject to deduction against each Optionholder of his Individual Option Exercise Price and his Individual Option Tax Liability, provided that such deduction shall not be taken into account in connection with any calculation of the Consideration due to an Optionholder for the purposes of any Claim.

4.	COMPLETION NET WORTH

4.1	Within 30 days after the Completion Date, the Purchaser will prepare and deliver to the Seller Representative written notice (the “Adjustment Notice”) containing (i) an unaudited balance sheet of the Company as of the close of business on the Completion Date (the “Completion Balance Sheet”) and (ii) the Purchaser’s calculation of the Completion Net Worth based on the Completion Balance Sheet (the “Completion Net Worth”).

4.2	The Completion Balance Sheet shall be prepared and all assets and liabilities valued and determined:

(a)	first, in accordance with the accounting principles, practices, procedures, methods and bases adopted by the Company in the preparation of the Last Accounts to the extent consistent with Relevant Accounting Standards;

(b)	to the extent not covered by subclause (a) above, in accordance with Relevant Accounting Standards as at the Completion Date.

4.3	Within 15 days after delivery of the Adjustment Notice, the Seller Representative will deliver to the Purchaser a written response in which the Seller Representative will either:

(a)	agree in writing with the Purchaser’s calculation of the Completion Net Worth, in which case such calculation will be final and binding on the parties for purposes of this clause 4; or

(b)	dispute the Purchaser’s calculation of the Completion Net Worth by delivering to the Purchaser a written notice (a “Dispute Notice”) setting forth in reasonable detail the basis for each such disputed item and certifying that all such disputed items are being disputed in good faith.

4.4	If the Seller Representative fails to take either of the foregoing actions within 15 days after delivery of the Adjustment Notice, the Sellers will be deemed to have irrevocably accepted the Purchaser’s calculation of the Completion Net Worth, in which case, the Purchaser’s calculation of the Completion Net Worth will be final and binding on the parties for purposes of this clause 4.

4.5	If the Seller Representative delivers a Dispute Notice to the Purchaser within such 15 day period, the Purchaser and the Seller Representative will attempt in good faith, for a period of 30 days, to agree on the Completion Net Worth for the purposes of this clause 4. Any resolution agreed by the Purchaser and the Seller Representative during such 30-day period as to any disputed items will be final and binding on the parties for purposes of this clause 4. If the Purchaser and the Seller Representative do not resolve and agree all disputed items by the end of 30 days after the date of delivery of the Dispute Notice, the Purchaser and the Seller Representative will submit the remaining items in dispute to the Independent Accounting Firm for determination in accordance with clause 6.

4.6	If the Completion Net Worth as finally agreed or determined pursuant to this clause 4 is less than zero, subject to clause 4.7 the Sellers will pay to the Purchaser the absolute value of such difference in cash within five (5) Business Days of such agreement or determination.

4.7	If the Completion Net Worth as finally agreed or determined pursuant to this clause 4 is greater than zero, the Purchaser will pay to the Sellers the amount of such difference, in cash within five (5) Business Days of such agreement or determination. Any such payment shall be made by CHAPS to the Sellers’ Solicitors Bank Account, details of which are set out in paragraph 1 of part 3 of schedule 4, and such payment shall constitute a valid discharge of the Purchaser’s obligation to make that payment to the Sellers.

4.8	Any payment to the Purchaser pursuant to clause 4.6 will first be satisfied by payment from the Escrow Account. The Sellers will be jointly and severally liable for any amount by which any payment required under clause 4.6 exceeds the then balance of the Escrow Account.

4.9	Any agreement or determination reached on the Completion Balance Sheet or on Completion Net Worth shall be without prejudice to the Purchaser’s right to make a Claim in respect of any matter.

5.	EARN-OUT CONSIDERATION

5.1	Subject always to clause 5.3, the Purchaser shall pay to the Sellers an additional payment (the “Earn-Out Consideration”) calculated in accordance with the provisions of schedule 7; provided that the maximum Earn-Out Consideration shall not exceed €2,000,000.

5.2	The Earn Out Consideration shall be calculated at the end of each Earn Out Period (each an “Earn-Out Calculation Date”) and payable in respect of such Earn Out Period in accordance with the terms of schedule 7 and this clause 5.

5.3	If neither of the Executives is a Qualifying Employee on any Earn-Out Calculation Date, the Earn Out Consideration payable in respect of the relevant Earn-Out Period shall be adjusted downwards and shall be paid only pro- rata for the period during such Earn-Out Period in which both Executives remained as Qualifying Employees. If one Executive is, but the other Executive is not, a Qualifying Employee on any Earn-Out Calculation Date, 50% of the Earn-Out Consideration otherwise payable in respect of such Earn-Out Period shall be paid and the balance shall be adjusted downwards and shall be paid only pro- rata for the period during such Earn-Out Period in which the Executive remained as a Qualifying Employee.

5.4	Within 60 days after the expiry of each Earn-Out Period, the Purchaser will prepare and deliver to the Seller Representative written notice (the “Earn-Out Notice”) containing (i) the Earn-Out Revenues Statement and (ii) the Purchaser’s calculation of the Earn-Out Consideration based on the Earn-Out Revenues Statement and adjusted (x) as may be required under clause 5.3 and (y) in respect of Earn Out Consideration paid in respect of the prior Earn Out Period (if applicable).

5.5	Within 30 days after delivery of each Earn-Out Notice, the Seller Representative will deliver to the Purchaser a written response in which the Seller Representative will either:

(i)	agree in writing with the Purchaser’s calculation of the Earn-Out Consideration, in which case such calculation will be final and binding on the parties for purposes of this clause 5; or

(ii)	dispute the Purchaser’s calculation of the Earn-Out Consideration by delivering to the Purchaser a written notice (an “Earn-Out Dispute Notice”) setting forth in reasonable detail the basis for each such disputed item and certifying that all such disputed items are being disputed in good faith.

If the Seller Representative fails to take either of the foregoing actions within 30 days after delivery of an Earn-Out Notice, the Sellers will be deemed to have irrevocably accepted the Purchaser’s calculation of the Earn-Out Consideration payable in respect of the relevant Earn-Out Period, in which case such calculation will be final and binding on the parties for purposes of this clause 5.

5.6	If the Seller Representative timely delivers an Earn-Out Dispute Notice to the Purchaser, then the Purchaser and the Seller Representative will attempt in good faith, for a period of 30 days, to agree on the Earn-Out Consideration payable in respect of the relevant Earn-Out Period. Any resolution by the Purchaser and the Seller Representative during such 30-day period as to any disputed items will be final and binding on the parties for purposes of this clause 5. If the Purchaser and the Seller Representative do not resolve all disputed items by the end of 30 days after the date of delivery of such Earn-Out Dispute Notice, then the Purchaser and the Seller Representative will submit the remaining items in dispute to the Independent Accounting Firm for determination in accordance with clause 6.

5.7	The Purchaser shall pay any Earn-Out Consideration on or before the fifth Business Day after agreement or determination of the amount of such Earn-Out Consideration in accordance with this clause 5 (each, an “Earn-Out Payment Date”). Any such payment shall be made by CHAPS to the Sellers’ Solicitors Bank Account, details of which are set out in paragraph 1 of part 3 of schedule 4, and such payment shall constitute a valid discharge of the Purchaser’s obligation to make that payment to the Sellers.

5.8	If (i) the Purchaser gives notice to the Seller Representative of a Claim prior to an Earn-Out Payment Date and (ii) funds are not retained in the Escrow Account in accordance with schedule 10 in an amount equal to the Purchaser’s estimate of the amount of such Claim (the difference between such estimate and the amount, if any, retained in the Escrow Account in respect of such Claim being the “Retention Deficit”), then the following provisions will at the sole option of the Purchaser apply:

(a)	to the extent that such Claim has been settled or otherwise determined in accordance with clause 5.9 but has not been paid by or on behalf of the Sellers prior to such Earn-Out Payment Date, the Purchaser will be entitled to set off the amount of the Retention Deficit (or such other amount so settled or determined to be payable to the Purchaser or the Company that is not otherwise retained in and able to be paid out of the Escrow Account) against the Earn-Out Consideration;

(b)	to the extent that such Claim has not been settled or otherwise determined in accordance with clause 5.9 prior to such Earn-Out Payment Date the Purchaser shall be entitled to set off the amount of the Retention Deficit against the Earn-Out Consideration. Following settlement or other determination of the Claim, if the amount of the set off exceeds the sum of (i) the amount for which the Claim is settled or otherwise determined less (ii) the amount retained in the Escrow Account in accordance with schedule 10 in respect of such Claim (the “Net Settled or Determined Amount”), the excess shall be paid by the Purchaser to the Sellers in accordance with the provisions of clause 12 and if the amount of the set off is less than the Net Settled or Determined Amount the shortfall shall be paid by the Sellers to the Purchaser in accordance with the provisions of clause 12.

5.9	For the purposes of clause 5.8:

(a)	a Claim shall be regarded as “settled” where it is the subject of an agreement in writing between the Seller Representative and the Purchaser (or their respective solicitors);

(b)	a Claim will be regarded as “determined” if the Supreme Court in England and Wales or other court of competent jurisdiction has awarded judgment in respect of the Claim and no right of appeal lies in respect of such judgment.

5.10	Nothing contained in this clause 5 shall prejudice the right of the Purchaser to recover against the Sellers in respect of any Claim (whether such claim is made before or after the Earn-Out Payment Date) otherwise than in accordance with the provisions of this clause 5.

6.	RESOLUTION OF EARN-OUT CONSIDERATION AND COMPLETION NET WORTH DISPUTES

6.1

The “Independent Accounting Firm” means, for the purposes of this Agreement, a firm of independent chartered accountants jointly agreed upon between the Purchaser and the Seller Representative or (failing such agreement) appointed, at the request of either the Purchaser or the Seller Representative at any time, by the President from time to time of the Institute of Chartered Accountants in England and Wales, which firm shall then determine the matter in dispute and shall confirm the Completion Net Worth or Earn-Out Consideration, as the case may be. The Independent Accounting Firm shall act as experts and not as arbitrators. The Purchaser and the Seller Representative will each use reasonable endeavors to cause the Independent Accounting Firm to deliver to the Purchaser and the Seller Representative its determination in writing within 30 days following its engagement, which determination shall be made subject to the terms and conditions set forth in this agreement (including, for the avoidance of doubt, that the Earn-Out Consideration shall in no event exceed €2,000,000). Their decision shall be communicated in writing to the Purchaser and the Seller Representative and shall, in the absence of manifest error, be final and binding upon the Purchaser and the Sellers.

6.2	The fees and expenses of the Independent Accounting Firm will be shared by the Purchaser and the Sellers in inverse proportion to the relative amounts of the actual amount in dispute determined to be for the account of the Purchaser and the Sellers, respectively.

6.3	The Purchaser and the Seller Representative will furnish to each other and to the Independent Accounting Firm (and the Purchaser shall procure that the Company will furnish) such work papers and other documents and information relating to the disputed items as the Independent Accounting Firm may request and are available to that party (or its independent public accountants) and will be afforded the opportunity to present to the Independent Accounting Firm any material related to the disputed items and to discuss the items with the Independent Accounting Firm. The Purchaser may require that the Independent Accounting Firm enter into a customary form of confidentiality agreement with respect to the work papers and other documents and information relating to the Company provided to the Independent Accounting Firm pursuant to this clause 6.3.

7.	CONDITIONS

7.1	Conditional Completion

Completion is conditional on those matters listed in schedule 2.

7.2	Waiver of Conditions

The Purchaser may in its absolute discretion waive either in whole or in part at any time by notice in writing to the Sellers’ Solicitors any of the Conditions.

7.3	Parties’ commitments

Each Seller undertakes to use all reasonable endeavors to ensure that the Conditions are fulfilled to the satisfaction of the Purchaser as soon as reasonably practicable and in any event within one Business Day after the date of this Agreement. The Purchaser shall notify the Sellers in writing immediately after all such Conditions have been fulfilled to the satisfaction of the Purchaser or waived.

8.	PRE-COMPLETION AND POST-COMPLETION OBLIGATIONS

8.1	As from the date of this agreement until Completion, the Sellers undertake to the Purchaser that, within the confines of any applicable competition law, they shall procure the performance and observance of those matters listed in schedule 3.

8.2	Following Completion, Igor Drokov shall take such actions as are reasonably requested by the Purchaser or the Company to assist the Company in being registered as the registrant for any of the domain names listed in schedule 9 for which the Company is not registered as the registrant at Completion.

9.	COMPLETION

9.1	Timing

Completion shall take place on the first Business Day after the date of this agreement or on such date as may be agreed in writing between the Purchaser and the Seller Representative.

9.2	Location

Completion shall take place at the offices of the Purchaser’s Solicitors when all (but not some only) of the events detailed in this clause 9 shall occur.

9.3	Sellers’ obligations at Completion

At Completion, the Sellers shall:

(a)	if not already provided to the reasonable satisfaction of the Purchaser, produce evidence to the reasonable satisfaction of the Purchaser of fulfillment of the Conditions;

(b)	deliver (or cause to be delivered) to the Purchaser’s Solicitors who shall accept delivery on behalf of the Purchaser the items listed in part 1 of schedule 4 (the Purchaser’s Solicitors receiving those items, where appropriate, as agent of the Company); and

(c)	procure that all necessary steps are taken properly to effect the matters listed in part 2 of schedule 4 at board meetings of the Company and deliver to the Purchaser duly signed minutes of all such board meetings.

9.4	Purchaser’s obligations at Completion

At Completion, and subject to the Sellers complying with their obligations under clause 9.3, the Purchaser shall do or deliver (or cause to be delivered) to the Seller Representative on behalf of the Sellers the matters or items listed in part 3 of schedule 4.

9.5	Receipt of funds

The Sellers hereby confirm that the Sellers’ Solicitors are irrevocably authorised by the Sellers to receive payment of the Consideration, including any amounts payable to the Sellers pursuant to clauses 4 and 5, on the Sellers’ behalf and the receipt by the Sellers’ Solicitors shall be an absolute discharge for the Purchaser who shall not be concerned to see to the application thereof or be answerable for the loss or misapplication of such sum.

9.6	Failure to complete

Without prejudice to any other remedies available to the Purchaser, if the provisions of clause 9.3 are not complied with in any respect on the Completion Date, the Purchaser shall not be obliged to complete the purchase of the Shares or pay any of the Consideration and may in its absolute discretion (in addition and without prejudice to any other right or remedy available to it) by written notice to the Sellers:

(a)	defer Completion by a period of not more than 28 days to such other date as it may specify in such notice (and so that the provisions of this clause 9.6 shall apply to Completion as so deferred);

(b)	waive all or any of the requirements contained or referred to in clause 9.3 at its discretion (and without prejudice to its rights under this agreement) and proceed to Completion so far as practicable; or

(c)	terminate this agreement without liability on its part.

10.	RESTRICTIVE COVENANTS

10.1	Restriction of Shareholders

Each of the Covenanting Shareholders severally covenants with the Purchaser, the Company and any other member of the Purchaser’s Group (with the intention of assuring to the Purchaser the full benefit and value of the goodwill and connections of the Company and as a constituent part of the agreement for the sale of the Shares) that, except with the consent in writing of the Purchaser:

(a)	for the period of three years after Completion, it will not, in any country, either on its own account or in conjunction with or on behalf of any other person (other than as a holder of no more than 3% of the shares in a publicly traded company carrying on such a business where the shareholding is for investment purposes only) carry on or be engaged, concerned or interested, directly or indirectly, whether as shareholder, director, partner, agent or otherwise, in any business which competes with the business of the supply of products and services for secure transaction authentication for on line banking, carried on by the Company in that country during the year preceding Completion;

(b)	for the period of three years after Completion, it will not either on its own account or in conjunction with or on behalf of any other person canvass, solicit or approach or cause to be canvassed, solicited or approached any person who shall at any time within the year preceding Completion have been a client or customer, prospective client or customer, representative or agent of the Company or in the habit of dealing with the Company for the purpose of offering to that person goods or services which are of the same type as or similar to any goods or services supplied by the Company in its business of the supply of products and services for secure transaction authentication for on line banking at Completion;

(c)	for the period of three years after Completion, it will not, either on its own account or in conjunction with or on behalf of any other person, interfere or seek to interfere with the continuance of supplies to the Company from any person who shall at any time within the year preceding Completion have been a supplier of goods or services to the Company;

(d)	for the period of three years after Completion, it will not either, on its own account or in conjunction with or on behalf of any other person, solicit or entice away or attempt to solicit or entice away from the Company, offer employment to, or offer to conclude any contract of services with, any person who is at Completion or who was at any time during the period of six months immediately preceding Completion and remains as at the date of any such solicitation or offer, employed in a managerial, supervisory, technical or sales capacity by, or engaged as a consultant to, the Company (whether or not such person would commit a breach of contract by reason of leaving such employment or engagement);

(e)	it will not at any time hereafter make use of or disclose or divulge to any person (other than to officers or employees of the Company whose province it is to know the same) any information (other than any information properly available to the public (otherwise than, directly or indirectly, as a result of a breach of this clause 10.1(e)) or disclosed or divulged pursuant to an order of a court of competent jurisdiction) relating to the Company, the identity of its customers and suppliers, its products, finances, contractual arrangements, business or methods of business;

(f)	if, in connection with the business or affairs of the Company, it shall have obtained Confidential Information belonging to any third party under an agreement purporting to bind the Company which contained restrictions on disclosure, it will not without the previous written consent of the Purchaser at any time infringe such restrictions; and

(g)	it will not at any time hereafter in relation to any trade, business or company use a trade name, trade or service mark, design or logo including the word “Cronto” or any word confusingly similar thereto in such a way as to be capable of or likely to be confused with any trade name, trade or service mark, design or logo of the Company (whether registered or not).

10.2	Indemnification

Each Covenanting Shareholder severally will indemnify and hold harmless the Purchaser and following Completion, the Company from and against, and will pay and reimburse them for, any and all Losses reasonably incurred or suffered by the Purchaser and the Company directly arising out of any nonperformance or other breach by such Covenanting Shareholder of any of the restrictions contained in clauses 10.1(a) to 10.1(g) inclusive Provided always that for the avoidance of doubt

(a) any claim for indemnity against any Covenanting Shareholder shall be a ‘Claim’ for all purposes under the terms of this Agreement, save that the Covenanting Shareholder can by notice in writing to the Purchaser, request that all matters relating to any Claim against him under the terms of this clause 10 are dealt with, in accordance with the terms of this Agreement, direct with such Covenanting Shareholder and not by the Seller Representative; and

(b) the maximum liability of such Covenanting Shareholder under such indemnity shall not exceed an amount equal to the amount of the Consideration payable to such Covenanting Shareholder.

10.3	Severance

Each of the restrictions contained in clauses 10.1(a) to 10.1(g) (inclusive) is separate and severable and in the event of any such restriction being determined to be unenforceable in whole or in part for any reason, that unenforceability shall not affect the enforceability of the remaining restrictions or (in the case of restrictions unenforceable in part) the remainder of that restriction.

10.4	Modification of restrictions

While the restrictions contained in this clause 10 are considered by the parties to be reasonable in all the circumstances, it is recognised that restrictions of the nature in question may fail for technical reasons and accordingly it is hereby agreed and declared that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Purchaser but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

10.5	Exception from restrictions

The restrictions contained in clause 10.1 shall be without prejudice to performance by and shall not limit the restrictions on the Executives under the terms of the Service Contracts or otherwise under the terms of any employment contract between an Executive and any Affiliate of the Purchaser.

11.	WARRANTIES; INDEMNIFICATION

11.1	Warranties of the Sellers.

Each Seller warrants to the Purchaser that, except as Disclosed, each of the statements set out in schedule 5 is true and accurate.

11.2	Disclosures

No letter, document or other communication (whether or not in writing) shall be deemed to constitute a Disclosure unless it is expressly incorporated into the Disclosure Letter.

11.3	Warranties separate

Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary in this agreement, shall not be limited by reference to or inference from any other Warranty or anything in the Transaction Documents.

11.4	Information supplied to the Sellers

The Sellers shall not be entitled to raise as a defence to a claim by the Purchaser under any of the Transaction Documents the fact that they had relied on information provided to them by the Company or any of its officers, employees, workers or agents (including advisers).

11.5	No claim against Purchaser’s Group or employees

The Sellers hereby irrevocably waive any and all claims against each member of the Purchaser’s Group and any of its officers, employees, workers and, in connection only with the sale of the Shares, its agents (including advisers) and undertake (if any claim is made against any of them in connection with the sale of the Shares to the Purchaser) not to make any claim against or seek any contribution from any such person (and undertake that no other person claiming under or through them will make any such claim or seek any such contribution from any such person).

11.6	Covenanting Shareholders to disclose before Completion any breach of Warranties

Each Covenanting Shareholder hereby agrees to disclose promptly to the Purchaser in writing immediately upon becoming aware of the same, any matter, event or circumstance (including any omission to act) which may arise or become known to it after the date of this agreement and before Completion which (i) constitutes a breach of any of the Warranties as at the date hereof; and or (ii) would constitute a breach of the Warranties if the Warranties were repeated at Completion.

11.7	Indemnification by the Sellers

The Sellers, jointly and severally (subject always to paragraph 3.2 of schedule 6), will indemnify and hold harmless the Purchaser and following Completion, the Company from and against, and will pay and reimburse them for, any and all Losses incurred or suffered by the Purchaser and the Company directly or indirectly arising out of, relating to or resulting from any of the following:

(a)	any inaccuracy in or breach of any Warranty; and

(b)	any breach by any Seller of the terms of the Tax Deed.

11.8	Indemnification by the Purchaser

The Purchaser will indemnify and hold harmless the Sellers from and against, and will pay and reimburse them for, any and all Losses incurred or suffered by the Sellers directly or indirectly arising out of, relating to or resulting from any nonperformance or other breach of any covenant or agreement of the Purchaser contained in this agreement or any Transaction Document.

11.9	Limitation on liability of the Sellers under the Warranties

The liability of the Sellers in respect of any Claim shall be limited as set out in schedule 6.

12.	CLAIM PROCEDURE

12.1	A party that makes a claim under this agreement (a “Claiming Party”) will give written notice (a “Claim Notice”) to the party against whom the claim is made (a “Claimed Against Party”) containing (i) a description and, if known, the estimated amount of any Losses incurred or reasonably expected to be incurred by the Claiming Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Claiming Party and (iii) a demand for payment of those Losses.

12.2	Within 30 days after delivery of a Claim Notice, the Claimed Against Party will deliver to the Claiming Party a written response in which the Claimed Against Party will either:

(a)	agree that the Claiming Party is entitled to receive all of the Losses at issue in the Claim Notice; or

(b)	dispute the Claiming Party’s entitlement to recovery by delivering to the Claiming Party a written notice (an “Objection Notice”) setting forth in reasonable detail each disputed item, the basis for each such disputed item and certifying that all such disputed items are being disputed in good faith.

12.3	If the Claimed Against Party fails to take either of the foregoing actions within 30 days after delivery of the Claim Notice, then the Claimed Against Party will be deemed to have irrevocably accepted the Claim Notice and the Claimed Against Party will be deemed to have irrevocably agreed to pay the Losses at issue in the Claim Notice.

12.4	If the Claimed Against Party delivers an Objection Notice to the Claiming Party within 30 days after delivery of the Claim Notice, then the dispute may be resolved by any legally available means consistent with the provisions of clause 32.

12.5	Any payment of any Losses in connection with a Claim, to the Purchaser or the Company payable in accordance with this clause 12 will first be satisfied by payment from the Escrow Account until the funds contained in the Escrow Account are exhausted or released, and then, subject to the provisions of clause 5.8 directly by the Sellers by CHAPS from the applicable Seller(s) to an account designated by the Purchaser, and any payment of any Losses in connection with a claim to any Seller payable in accordance with this clause 12 will be effected by CHAPS to the Sellers’ Solicitors Bank Account, details of which are set out in paragraph 1 of part 3 of schedule 4, and such payment shall constitute a valid discharge of the Purchaser’s obligation to make that payment to that Seller.

12.6	The foregoing payments will be made within five Business Days after the date on which (i) the amount of such payments are the subject of an agreement in writing between the Seller Representative and the Purchaser (or their respective solicitors), (ii) the amount of such payments are determined pursuant to clause 12.3 if an Objection Notice has not been timely delivered in accordance with clause 12.2(b) or (iii)if an Objection Notice has been timely delivered in accordance with clause 12.2(b), both such amount and the Claimed Against Party’s obligation to pay such amount have been determined by the a court of competent jurisdiction, with no further right of appeal.

12.7	For purposes of clauses 12.2, 12.3 and 12.4, (i) if the Sellers comprise the Claimed Against Party, any references to the Claimed Against Party will be deemed to refer to the Seller Representative and (ii) if the Sellers comprise the Claiming Party, any references to the Claiming Party will be deemed to refer to the Seller Representative.

13.	ANNOUNCEMENTS

13.1	Prior approval of announcements

Subject to the provisions of clause 13.2 below, no disclosure or announcement relating to the existence or subject matter of this agreement shall be made or issued by or on behalf of the Sellers, the Purchaser or the Company without the prior written approval of the other parties (which approval may be subject to reasonable conditions but shall otherwise not be unreasonably withheld or delayed) provided that these restrictions shall not apply to any disclosure or announcement if required by any law, applicable securities exchange, supervisory, regulatory or governmental body.

13.2	Notices to customers etc.

Nothing in this agreement will prohibit the Purchaser from making or sending after Completion any announcement to a customer, client or supplier of the Company informing it only that the Purchaser has purchased the Shares and such communication shall not in any manner disclose the terms of this agreement.

14.	GUARANTEE

14.1	Guarantee

The Guarantor irrevocably and unconditionally:

(a)	guarantees to the Sellers punctual payment by the Purchaser of all the Purchaser’s payment obligations under this agreement; and

(b)	undertakes with the Sellers that whenever the Purchaser does not pay any amount when due under or in connection with this agreement, the Guarantor shall immediately on demand pay that amount as if it was the principal obligor under and fully in accordance with the terms of this agreement.

14.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Purchaser under this agreement, regardless of any intermediate payment or discharge in whole or in part.

14.3	Waiver of defences

The obligations of the Guarantor under this clause 14 will not be affected by any act, omission, matter or thing which, but for this clause 14.3, would reduce, release or prejudice any of its obligations under this clause 14 including:

(a)	any incapacity or lack of power, authority or legal personality of, or dissolution or change to, the Purchaser or any other person or to the members or status of the Purchaser or any other person;

(b)	any amendment (however fundamental) or replacement of this agreement or any other document or security; or

(c)	any insolvency or similar proceedings.

14.4	Change in status

The obligations of the Guarantor under this clause 14 will remain binding upon it notwithstanding any change in the constitution of any of the Guarantor or the Purchaser or their absorption in, amalgamation with or merger into, or the acquisition of all or part of its or their undertaking by, any other person.

15.	DEFAULT INTEREST

15.1	If any party which is required to pay any sum under this agreement fails to pay any sum payable by it under this agreement on the due date for payment (the “Defaulting Party”), it shall pay interest on such sum for the period from and including the due date up to the date of actual payment (after as well as before judgement) in accordance with this clause.

15.2	The Defaulting Party shall pay interest at the annual rate which is the aggregate of 4% per annum and the base rate from time to time of Barclays Bank plc.

15.3	Interest under this clause 15 shall accrue on the basis of the actual number of days elapsed and a 365-day year and shall be paid by the Defaulting Party on demand.

16.	COUNTERPARTS

This agreement may be executed in any number of counterparts and by the parties to it on separate counterparts and each such counterpart shall constitute an original of this agreement but all of which together constitute one and the same instrument. This agreement shall not be effective until each party has executed at least one counterpart.

17.	FURTHER ASSURANCE

Each Seller agrees (at its own cost) to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the Purchaser may reasonably require, whether on or after Completion, to implement and/or give effect to this agreement and the transaction contemplated by this agreement and for the purpose of vesting in the Purchaser the full benefit of the assets, rights and benefits to be transferred to the Purchaser under or pursuant to this agreement including, without limitation, the legal and beneficial ownership of the Shares.

18.	VARIATION, WAIVER AND CONSENT

18.1	No variation or waiver of any provision or condition of this agreement shall be effective unless it is in writing and signed by or on behalf of each of the parties (or, in the case of a waiver, by or on behalf of the party waiving compliance).

18.2	Unless expressly agreed, no variation or waiver of any provision or condition of this agreement shall constitute a general variation or waiver of any provision or condition of this agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this agreement which have already accrued up to the date of variation or waiver, and the rights and obligations of the parties under or pursuant to this agreement shall remain in full force and effect, except and only to the extent that they are so varied or waived.

18.3	Any consent granted under this agreement shall be effective only if given in writing and signed by the consenting party and then only in the instance and for the purpose for which it was given.

19.	RIGHTS AND REMEDIES

19.1	No failure or delay by a party in exercising any right or remedy provided by law or under or pursuant to this agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time. No single or partial exercise of any right or remedy by a party shall preclude any other or further exercise of such right or remedy or the exercise of any other right or remedy.

19.2	The rights and remedies of a party under or pursuant to this agreement are cumulative, may be exercised as often as such party considers appropriate and are in addition to its rights and remedies under general law.

19.3	The rights and remedies of a party under this agreement shall not be affected, and each party’s liabilities under this agreement shall not be released, discharged or impaired, by:

(a)	Completion;

(b)	the failure to terminate this agreement; or

(c)	any event or matter whatsoever which otherwise might have affected such rights and remedies other than a specific and duly authorised written waiver or release by the affected party.

19.4	Without prejudice to clause 19.3, the rights and remedies of the Purchaser under this agreement shall not be affected, and each Seller’s liabilities under this agreement shall not be released, discharged or impaired, by:

(a)	any investigation made or to be made by or on behalf of the Purchaser into the affairs of the Company; or

(b)	any information relating to the Company of which the Purchaser has knowledge (actual, imputed or constructive) (other than, in respect only of the Warranties, by reason of its being Disclosed) and no such information shall prejudice any claim which the Purchaser shall be entitled to bring or shall operate to reduce any amount recoverable by the Purchaser under this agreement.

20.	ENTIRE AGREEMENT

20.1	Entire agreement

Subject to any terms implied by law, the Transaction Documents and the Disclosure Letter together represent the whole and only agreement between the parties in relation to the sale and purchase of the Shares and supersede any previous agreement (whether written or oral) between all or any of the parties in relation to the subject matter of any such document and each of the parties expressly acknowledges that it has not relied on any representation or collateral warranty which is not set out in this agreement or a Transaction Document save that nothing in this agreement shall exclude any liability for, or remedy in respect of, fraudulent misrepresentation.

21.	WITHHOLDING AND GROSSING-UP

21.1	Except as expressly set forth in this agreement, each party shall pay all sums payable by them under this agreement free and clear of all deductions or withholdings unless the law requires a deduction or withholding to be made.

21.2	Notwithstanding any other provision of this agreement, it is acknowledged that the Purchaser shall effect the payments set out in paragraphs 1 to 3 of part 3 of Schedule 4 of sums in respect of the Option Tax Liabilities and the Option Exercise Price.

21.3	If any Tax authority brings any sum paid by the Sellers under or pursuant to this agreement into charge to Tax, then the Sellers shall pay such additional amount as will ensure that the net amount received and retained by the recipient (after taking account of any charge to Tax) is equal to the amount that such recipient would have received and retained has the payment in question not been subject to Tax.

22.	NOTICES

22.1	Save as otherwise provided in this agreement, any notice, demand or other communication (“Notice”) to be given by any party under, or in connection with, this agreement shall be in writing and signed by or on behalf of the party giving it. Any Notice shall be served by sending it by fax to the number set out in clause 22.2, or delivering it by hand to the address set out in clause 22.2 and in each case marked for the attention of the relevant party set out in clause 22.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 22.2). Any Notice so served by fax or hand shall be deemed to have been duly given or made as follows:

(a)	if sent by fax, at the time of transmission; or

(b)	in the case of delivery by hand, when delivered,

provided that in each case where delivery by fax or by hand occurs after 6pm on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9am on the next following Business Day.

References to time in this clause are to local time in the country of the addressee.

22.2	The addresses and fax numbers of the parties for the purpose of clause 22.1 are as follows:

(a)	Sellers

C/o Seller Representative

Address:

Lower End House Swaffham Prior, Cambridge CB5 0HT, UK

(b)	Company

if prior to Completion:

Address:

198 Huntingdon Road, Cambridge CB3 OLB, UK

if after Completion:

Room G18, Ground Floor Hauser Forum, JJ Thomson Avenue, Cambridge

For the attention of: Company Secretary

(c)	Purchaser

Address:

Postfach

8058 Zürich-Flughafen

Switzerland

Fax:+41 43 555 35 01

For the attention of: Managing Director

(d)	Guarantor

Address:

1901 S Meyers Rd Oakbrook Terrace, IL 60181, USA

Fax:+1 630 932 8852

For the attention of: Chief Financial Officer

22.3	A party may notify all other parties to this agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 22, provided that such notice shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

22.4	In proving service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered to the address shown thereon or that the facsimile transmission was made and a facsimile confirmation report was received, as the case may be.

23.	COSTS

23.1	Subject to any clauses entitling any party to recover its costs from any other party if particular conditions are not fulfilled and subject also to clause 23.2 below, each of the parties shall be responsible for its own legal, accountancy and other costs, charges and expenses incurred in connection with the negotiation, preparation and implementation of this agreement and any other Transaction Document. For the avoidance of doubt, the Purchaser shall effect at its sole cost payment of any stamp duty due in connection with the transfer of the Shares

23.2	Each Seller undertakes to the Purchaser that the Company has not paid or will not pay (in connection with the sale and purchase contemplated by this agreement) any legal, accounting or other professional charges, fees, expenses or commissions relating to the sale of the Shares including, without limitation, any such costs incurred in connection with any investigation of the affairs of the Company or the negotiation, preparation, execution and carrying into effect of this agreement.

24.	SELLER REPRESENTATIVE

24.1	It is acknowledged that on or before the date of this agreement each of the Sellers, the Optionholders and the Seller Representative have entered into an agreement relating to the rights and obligations of the Seller Representative under and in connection with the negotiation and execution of the Transaction Documents and all and any matters arising under or in connection with the Transaction Documents after the date of this agreement (“the Seller Representative Agreement”)

24.2	Without prejudice to the terms of the Seller Representative Agreement, for the benefit of the Purchaser, by virtue of their execution of this agreement, each Seller designates and appoints the Seller Representative as such Seller’s agent and attorney-in-fact with full power and authority to act for and on behalf of each Seller to give and receive notices and communications, to accept service of process on behalf of the Sellers pursuant to clause 22, to authorize and agree to adjustments to the Initial Consideration under clauses 4 and 5 and other applicable provisions of this Agreement, to agree to, negotiate, enter into settlements and compromises of, and comply with judgments of courts or other governmental authorities with respect to any Proceedings by the Purchaser or any member of the Purchaser’s Group against any Seller or by any Seller against the Purchaser or any member of the Purchaser’s Group, or any other dispute between the Purchaser and any Seller, in each case relating to this agreement, the Transaction Documents or the transactions contemplated by this agreement and to take all actions that are either (i) necessary or appropriate in the judgment of the Seller Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this agreement. Notices or communications to or from the Seller Representative constitute notice to or from each of the Sellers for all purposes under this agreement.

24.3	The Seller Representative may delegate its authority as Seller Representative to any one of the Sellers for a fixed or indeterminate period of time upon not less than 10 Business Days’ prior written notice to the Purchaser. In the event of the death or incapacity of the Seller Representative, a successor Seller Representative will be elected promptly by the Sellers whose interests aggregate not less than a majority of the Initial Consideration and the Sellers will so notify the Purchaser. Each successor Seller Representative has all of the power, authority, rights and privileges conferred by this agreement upon the original Seller Representative, and the term “Seller Representative” as used in this agreement includes any successor Seller Representative.

24.4	A decision, act, instruction or consent of the Seller Representative constitutes a decision, act, instruction or consent of all the Sellers and is final, binding and conclusive upon the Sellers, and the Purchaser may rely upon any such decision, act, instruction or consent of the Seller Representative as being the decision, act, instruction or consent of the Sellers. The Purchaser is hereby relieved from any liability to any person for any acts done or omissions by the Purchaser in accordance with such decision, act, instruction or consent of the Seller Representative. Without limiting the generality of the foregoing, the Purchaser is entitled to rely, without inquiry, upon any document delivered by the Seller Representative as being genuine and correct and having been duly signed or sent by the Seller Representative.

24.5	The Seller Representative will have no liability to any person for any act done or omitted under this agreement as the Seller Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith. The Sellers will severally indemnify and hold harmless the Seller Representative from and against any Losses the Seller Representative may suffer as a result of any such action or omission.

24.6	The Seller Representative will receive no compensation for services as the Seller Representative from the Purchaser or the Company. The Sellers will reimburse the Seller Representative for professional fees and expenses of any attorney, accountant or other advisors retained by the Seller Representative and other reasonable out-of-pocket expenses incurred by the Seller Representative in connection with the performance of the Seller Representative’s duties under this agreement, in such manner as may be agreed under and pursuant to the terms of the Seller Representative Agreement.

24.7	This appointment and grant of power and authority by the Sellers to the Seller Representative pursuant to this clause 24 is coupled with an interest, is in consideration of the mutual covenants made in this Agreement, is irrevocable and may not be terminated by the act of any Seller or by operation of Law, whether upon the death or incapacity of any Seller, or by the occurrence of any other event.

25.	THIRD PARTY RIGHTS

25.1	Subject to the remaining provisions of this clause 25, the Company and any other member of the Purchaser’s Group (“Third Parties”) may enforce the terms and accordingly shall have the benefit of the provisions of clauses 10 and 11.5 of this agreement which are, or are stated to be, for their benefit subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

25.2	For the avoidance of doubt, it is intended that (with respect to any breach by the Sellers of the provisions identified in clause 25.1) Third Parties shall be entitled to seek to recover their own Losses arising from such breach but without prejudice to the right of the Purchaser to recover in its own right any Losses it may suffer or incur arising from such breach.

25.3	The parties may by written agreement terminate or vary the terms of this agreement (including this clause 25) at any time and in any way without the prior consent of or notice to any Third Party.

25.4	Except as provided in this clause 25, the parties do not intend that any term of this agreement shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this agreement.

26.	TIME OF THE ESSENCE

26.1	Time shall not be of the essence of this agreement, either as regards times, dates and periods specified in the agreement or as regards any times, dates or periods that may by agreement between the parties be substituted for any of them unless:

(a)	time is expressly stated to be of the essence in relation to that obligation; or

(b)	one party fails to perform an obligation by the time specified in this agreement and the other parties serve a notice on the defaulting party requiring it to perform the obligation by a specified time and stating that time is of the essence in relation to that obligation.

27.	CONTINUING EFFECT

Each provision of this agreement shall continue in full force and effect after Completion, except to the extent that a provision has been fully performed on or before Completion.

28.	SEVERABILITY

If any provision of this agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this agreement but without invalidating any of the remaining provisions of this agreement. Any provision of this agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision(s) by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

29.	LIABILITY AND RELEASE

29.1	Joint and several liability

Subject always to the terms of paragraph 3.2 of Schedule 6, and save for the obligations of the Covenanting Shareholders under clause 10, the obligations of the Sellers under this agreement are joint and several. If any liability of one or some but not all of the Sellers is, or becomes, illegal, invalid or unenforceable in any respect, that shall not affect or impair the liabilities of the other Sellers under this agreement.

29.2	Release of Sellers

Subject always to the terms of paragraph 3.2 of schedule 6, any liability of the Sellers to any person under this agreement may in whole or in part be released, compromised or compounded or time or indulgence given by that person in its absolute discretion as regards any of the Sellers in respect of such liability without in any way prejudicing or affecting (i) that person’s rights against any other or others of the Sellers under the same or like liability, whether joint or several or otherwise, (ii) any other person’s rights against any of them in any respect, or (iii) the rights and obligations of the Sellers by and amongst themselves.

30.	ASSIGNMENT

30.1	Subject to clause 30.2, no party shall be entitled to assign the benefit or burden of any provision of this agreement without the prior written consent of the other parties.

30.2	All or any of the Purchaser’s rights under this agreement (including, without limitation, in respect of the Warranties) may (notwithstanding any other provisions contained in this agreement) be assigned or transferred by the Purchaser to, or made the subject of a trust created in favour of any other member of the Purchaser’s Group (or by any such member to or in favour of any other member of the Purchaser’s Group) provided that if such assignee company leaves the Purchaser’s Group, such rights are assigned or transferred to or made the subject of a trust in favor of another member of the Purchaser’s Group.

31.	CURRENCY CONVERSION

31.1	Subject to clause 31.2, for the purpose of converting amounts specified in one currency into another currency where required, the rate of exchange to be used in converting amounts specified in one currency into another currency shall be the closing mid-point rate for exchanges between those currencies quoted in the Financial Times (London edition) for the nearest Business Day for which that rate is so quoted on or prior to the date of the conversion.

31.2	In the event that the Euro shall cease to be the currency of Germany or the Netherlands, thereafter any sums payable under the terms of this agreement calculated by reference to the Euro currency or due to be paid in Euro will be paid in US Dollars at an exchange rate calculated as 1.28273US$ to 1€.

32.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

32.1	Governing law

The construction, validity and performance of this agreement and all non-contractual obligations arising from or connected with this agreement shall be governed by the laws of England.

32.2	Submission to jurisdiction

The parties to this agreement irrevocably agree that the courts of England shall have exclusive jurisdiction over any claim or matter arising under or in connection with this agreement and that accordingly any proceedings in respect of any such claim or matter may be brought in such court. Nothing in this clause shall limit the right of the Purchaser to take proceedings against any other party in any other court of competent jurisdiction as and only to the extent required in connection with interim or equitable relief to preserve the assets of the Company as at Completion or to prevent or restrain a breach of this agreement.

33.	APPOINTMENT OF PROCESS AGENT

Without prejudice to any other mode of service allowed under this Agreement or any relevant law, each of the Purchaser and the Guarantor irrevocably appoints TMF Corporate Services Limited, of 6 St Andrew Street, 5th FloorLondon EC4A 3AE, as its agent for service of process in relation to any proceedings before the English courts in connection with this agreement and agree that failure by the process agent to notify the Purchaser or the Guarantor of the process will not invalidate the proceedings concerned. If any person appointed as an agent for service of process in connection with this clause is unable for any reason to act as agent for service of process, the Purchaser and or the Guarantor must immediately (and in any event within three Business Days before such event taking place) appoint another agent on terms acceptable to the Seller Representative. Failing this, the Seller Representative may appoint another agent for this purpose in any such manner as it sees fit in its sole and absolute discretion.

IN WITNESS WHEREOF this agreement has been duly executed and delivered as a deed on the date first before written.

SCHEDULE 1

The Company and the Sellers

Part 1: Details of the Company

Name	Cronto Limited

Date of Incorporation	4 March, 2005

Place of Incorporation	England and Wales

Company number	05383408

Registered office	198 Huntingdon Road, Cambridge, CB3 0LB, UK

The balance of this schedule is omitted pursuant to Item 601(b)(2) of Regulation S-K. VASCO undertakes to furnish supplementally copies of any omitted items upon request by the Securities and Exchange Commission.

The balance of this schedule is omitted pursuant to Item 601(b)(2) of Regulation S-K. VASCO undertakes to furnish supplementally copies of any omitted items upon request by the Securities and Exchange Commission.

The balance of this schedule is omitted pursuant to Item 601(b)(2) of Regulation S-K. VASCO undertakes to furnish supplementally copies of any omitted items upon request by the Securities and Exchange Commission.

SCHEDULE 2

Conditions Precedent

Completion is conditional on:

1. completion of the exercise of each Option under and in accordance with the terms of the Company Option Agreements and subject only to receipt of the Individual Option Exercise Price, the Company having (i) issued to each Optionholder the applicable number of Option Shares (ii) delivered to each Optionholder a duly executed share certificate for the Option Shares and (iii) entered the Options holder in the register of members of the Company as the holder of such Option Shares;

2. each of Igor Drokov, Elena Punskaya and Emmanuel Tahar shall have duly executed assignments of Intellectual Property to the Company in the agreed form.

SCHEDULE 3

Pre-Completion Obligations

1.	The Sellers undertake to the Purchaser and shall procure that:

1.1	the Company shall consult fully with the Purchaser in relation to any matters which may have a material effect upon the Company or its business and, in particular, shall:

(a)	carry on its business in the ordinary and usual course in accordance with all applicable laws, regulations and other requirements having the force of law in the same manner as it was operated prior to the date of this agreement (including, for the avoidance of doubt, the payment of any Tax and the submission of any return in connection with Tax which is required to be paid or submitted on or prior to Completion) and use its best endeavours to maintain its trade and trade connections;

(b)	settle all debts incurred in the ordinary and usual course of business within the applicable periods of credit; and

(c)	allow the Purchaser and any persons authorised by it, upon reasonable notice and during normal business hours, access to its books and records (including, without limitation, all statutory books, minute books, accounts, leases, contracts, supplier lists and customer lists) together with the right to take copies of any such documents subject to an obligation to return such copies on demand if this agreement is terminated for any reason and instruct its Directors and employees to give promptly all such information and explanations to any such persons as aforesaid as may be requested by it or them; and

1.2	the Company shall not:

(a)	make, or agree to make, any payment other than routine payments in the ordinary and usual course of business;

(b)	incur any expenditure exceeding £5,000 on capital account;

(c)	whether in the ordinary and usual course of business or otherwise or acquire or agree to acquire or dispose of or agree to dispose of any asset otherwise than in the ordinary and usual course of its business;

(d)	enter into any leasing, hire purchase or other agreement or arrangement for payment on deferred terms;

(e)	enter into, modify, agree to terminate or assign any contract, agreement, transaction or commitment, whether or not legally binding (or make a bid or offer which may lead to a contract, agreement, transaction or commitment) or assume any liability, otherwise than in the ordinary and usual course of business, or having a value or involving expenditure in excess of £50,000 or which is of a long term, onerous or unusual nature or which could involve an obligation of a material nature;

(f)	effect any material change in the practices of ordering supplies and raw materials, shipping finished goods, invoicing customers or collecting debts from those practices adopted at the date of this agreement;

(g)	acquire or form any subsidiary, or acquire any shares in any company or acquire the whole or any substantial part of the undertaking, assets or business of any other company or any firm or person or enter into any joint venture or partnership with any other person;

(h)	other than the issuance of Option Shares in accordance with clause 2, create, purchase, redeem, allot or issue or agree to create, purchase, redeem, allot or issue any shares or any class of share or loan capital;

(i)	declare, pay or make any dividend or other distribution (within the meaning of s1000 CTA 2010) or do or allow to be done anything which renders its financial position less favourable than at the date of this agreement;

(j)	issue, allow to come into being, grant or redeem any Encumbrance over any of its assets or undertaking, otherwise than retention of title provisions in the ordinary and usual course of business;

(k)	enter into any guarantee, indemnity or surety;

(l)	borrow any money or accept any financial facility or make any payments out of, or drawings on, its bank accounts (except routine payments in the ordinary and usual course of business);

(m)	grant, modify, dispose of or terminate, or agree to grant, modify, dispose of or terminate any rights or enter into any agreement (including any licence, franchise, assignment, lien, encumbrance, charge, agreement or arrangement) relating to Intellectual Property or otherwise permit any of its rights relating to Intellectual Property to lapse;

(n)	enter into any agreement, arrangement, licence, sub-licence or understanding concerning any software used by it, or make any material change to such software or do anything which could reasonably be expected to affect access to the source code of any third party software;

(o)	appoint or employ, or make any offer of appointment or employment to, any new directors, employees or consultants;

(p)	make, or announce any proposal to make, any change or addition (whether immediate, conditional or prospective) to any terms and conditions of or in respect of employment of its directors or employees or to any arrangement with any consultants or dismiss except for good cause any of its directors, employees or consultants or directly or indirectly induce or endeavour to induce any such directors, employees or consultants to terminate their employment;

(q)	make, or announce any proposal to make, any change (whether immediate, conditional or prospective) to any, or grant or create any additional, retirement, death or disability benefits scheme (including any change or addition affecting former directors, employees or consultants or their dependants) or take any action or allow any action to be taken in relation to any such scheme other than in the ordinary and usual course of administering any such scheme or omit to take any action, or allow any action to be taken, which is necessary or prudent for the proper operation of any such scheme;

(r)	institute, settle or agree to settle any legal proceedings relating to its business, save for debt collection in the ordinary and usual course of business;

(s)	incur any liabilities to any Seller or allow any Seller to incur any liabilities to the Company, or incur or pay any management charges or other payments to any Seller;

(t)	enter into any contract with a customer who is: (i) located in any of Burma, Cuba, Iran, North Korea, Sudan or Syria (the “Certain Nations”); or (ii) a person appearing on the list of Specially Designated Nationals and Blocked Persons issued by the United States Treasury Department’s Office of Foreign Assets Control;

(u)	pass any resolution in general meeting; or

(v)	agree, conditionally or otherwise, to do any of the foregoing provided that the Sellers and the Company shall be entitled to do any of the things specified in paragraphs 1.2(a) to 1.2(v) of this schedule inclusive with the prior written consent of the Purchaser.

SCHEDULE 4

Completion

Part 1: Sellers’ Obligations at Completion

At Completion, the Sellers shall deliver to the Purchaser:

1.	duly executed transfers of all of the Shares into the name of the Purchaser or its nominee together with the relevant share certificates (or indemnities in respect thereof in the agreed form);

2.	all the statutory and other books (duly written up, including the issuance of the Option Shares, but not including the transfer of the Shares at Completion to the Purchaser) of the Company and its certificate of incorporation and common seal in its possession;

3.	certified copies of any powers of attorney under which any of the documents referred to in this schedule is executed or evidence satisfactory to the Purchaser of the authority of any person signing on behalf of any Seller;

4.	duly executed irrevocable powers of attorney in the agreed form in respect of the Shares enabling the Purchaser (during the period prior to the registration of the transfer of the Shares) to exercise all voting and other rights attaching to the Shares;

5.	letters of resignation in the agreed form from each of the Directors, such resignations to take effect from the close of the meeting of the Board referred to in part 2 of this schedule 4;

6.	a duly executed release under seal, in the agreed form, releasing the Company from any liability whatsoever (whether actual or contingent) which may be owing to the Covenanting Shareholders (other than accrued salary and employment benefits) by the Company at Completion;

7.	the Escrow Agreement duly executed by the Seller Representative and the Escrow Agent;

9.	the Tax Deed duly executed by each of the Sellers;

10.	a termination, in the agreed form, of the existing shareholders’ agreement 5 January 2007 relating to the Company, duly executed by each of the parties to such shareholders’ agreement;

11.	copies of all existing bank mandates and statements of the balances of any bank accounts in the name of the Company, as at the close of business on the last Business Day before the Completion Date, together with a list of all unpresented cheques and uncleared cheques which upon presentation or clearance would be debited or credited to those accounts and the relevant cheque books;

12.	the authentication code used by the Company in making web-filings with the Registrar of Companies.

Part 2: Covenanting Shareholders Further Obligations at Completion

At Completion, the Covenanting Shareholders shall:

1.	procure that each of the Executives shall enter into a Service Contract with the Company in the agreed form;

2.	cause the Directors to hold a meeting of the board of the Company at which the Directors shall pass resolutions in the agreed form to:

2.1	approve the registration of the Purchaser or its nominees as members of the Company subject only to the production of duly stamped and completed transfers in respect of the Shares;

2.2	appoint such persons as the Purchaser may nominate as directors and secretary of the Company; and

2.3	do and perform any other business which may be necessary or desirable to give full and valid effect to the sale and purchase of the Shares or as the Purchaser may reasonably require and the Sellers shall furnish to the Purchaser on Completion duly signed minutes of the necessary meeting;

3.	cause a written shareholder resolution of the Company to be passed in the agreed form to:

3.1	approve the appointments of Thomas Kendall Hunt, Jan Ernest Alois Cyrille Valcke and Clifford Keith Bown as new directors of the Company; and

3.2	approve and ratify all actions taken by Jonathan Bell, Igor Drokov, Adrian Parton and Elena Punskaya taken in their capacity as directors of the Company for the period prior to and including the date of Completion.

Part 3: Purchaser’s Obligations at Completion

At Completion, the Purchaser shall:

1.	pay the Initial Consideration, less the Escrow Amount, and less such amount of Euros as is used on the Completion Date to purchase the sterling required for the Purchaser to pay the amount to be paid to the Company pursuant to paragraph 3 below in respect of the Option Tax Liabilities and the Option Exercise Price, by CHAPS to the Sellers’ Solicitors’ Bank Account and such payment shall constitute a valid discharge of the Purchaser’s obligation to make that payment to the Sellers;

2.	pay the Escrow Amount to the Escrow Account to be held and distributed in accordance with schedule 10 and the terms of the Escrow Agreement;

3.	pay the amount of £133,571.73 (being the aggregate of the Option Tax Liabilities and the Option Exercise Price) by CHAPS to the Company’s account at Royal Bank of Scotland (sort code: 16-00-15; account number: 23173134; IBAN: GB12RBOS16001523173134; BIC: RBOSGB2L;

4.	deliver to the Sellers the Escrow Agreement duly executed by the Purchaser;

5.	deliver to the Sellers the Tax Deed duly executed by the Purchaser;

6.	deliver to the Sellers a copy of a resolution of the board of directors of the Purchaser (certified by a duly appointed officer as true and correct) authorising the execution of and the performance by the Purchaser of its obligations under the Transaction Documents and each of the other documents to be executed by the Purchaser;

7.	deliver to the Sellers a copy of a resolution of the board of directors of the Guarantor (certified by a duly appointed officer as true and correct) authorising the execution of and the performance by the Guarantor of its obligations under the Transaction Documents and each of the other documents to be executed by the Guarantor; and

8.	deliver to the Sellers’ Solicitors certified copies of any powers of attorney under which any of the documents referred to in this part 3 of schedule 4 is executed or other evidence satisfactory to the Sellers’ Solicitors of the authority of the person signing on the Purchaser’s behalf.

SCHEDULE 5

Warranties

Part 1: General Warranties

1.	INFORMATION

1.1	Quality of information

All information contained in the recitals and in schedule 1 is true, complete and accurate and not misleading in any material respect.

2.	THE SELLERS

2.1	Power to contract

Each of the Sellers has full power and authority to enter into and perform each of the Transaction Documents to which it is a party and each of the Transaction Documents constitutes or will, when executed, constitute binding obligations on each Seller in accordance with their terms, subject to any principles of equity or insolvency law.

2.2	Authorisations

Each of the Sellers has obtained all applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under the Transaction Documents.

3.	THE COMPANY

3.1	Duly constituted

The Company has been duly incorporated and is validly existing and in good standing under the laws of England and Wales.

3.2	Power to contract

The Company has full power and authority to enter into and perform its obligations under this agreement and this agreement constitutes binding obligations on the Company in accordance with its terms, subject to any principles of equity or insolvency law.

3.3	Memorandum and articles

The Company has complied with its memorandum and articles of association in all respects and none of the activities, agreements, commitments or rights of the Company is ultra vires or unauthorised.

3.4	Statutory and other books and records

(a)	The register of members and all other statutory books of the Company have been properly kept and are up to date and contain true, full and accurate records of all matters required to be dealt with therein.

(b)	All annual or other returns in relation to the Company required to be filed with the Registrar of Companies have been duly and properly filed.

(c)	The Company has complied with all legal requirements relating to the issue of shares and other securities.

(d)	The Company has not received any notice of any application or intended application for rectification of the Company’s register of members.

3.5	All charges registered

All Encumbrances granted to or by the Company have (if and to the extent required by Law) been registered in accordance with CA 1985 and/or CA 2006 or if and to the extent required by Law in any foreign jurisdiction comply with all necessary formalities as to registration in such foreign jurisdiction.

3.6	Original documents in possession of Company

All title deeds relating to the assets of the Company and an executed copy of all material agreements to which the Company is a party are in the possession of the Company.

3.7	Subsidiaries

The Company has no subsidiary undertakings and no participating interest in any undertaking (as defined in s1161 CA 2006).

4.	SHARE CAPITAL

4.1	The Shares

All of the Shares are validly allotted and issued, fully paid or properly credited as fully paid and free from all Encumbrances. The Current Shares constitute the entire issued share capital of the Company at the date of this agreement. The Shares will at Completion constitute the entire issued share capital of the Company.

4.2	Freedom from Encumbrances

All unissued shares and any debentures or other securities of the Company are free from and unaffected by any Encumbrance.

4.3	No options, etc.

Except for the Options, accurate details of which are set forth in part III of schedule 1, there are in existence no rights to or options for the issue, allotment or transfer of any loan or share capital of the Company nor any rights to convert any loan or share capital into share capital or share capital of a different description. Complete and accurate copies of all agreements relating to the Options have been Disclosed.

4.4	Repayment, redemption and capitalisation

The Company has not at any time:

(a)	repaid or redeemed or agreed to repay or redeem any shares of its capital or in any way effected any reduction of its issued share capital;

(b)	otherwise purchased its own shares; or

(c)	capitalised or agreed to capitalise by way of issue and allotment of shares or loan capital, or by way of paying up amounts unpaid on any shares or loan capital, any profits or reserves of any nature or passed or agreed to pass any resolution to do so.

4.5	Commissions

No person is entitled to receive from the Sellers or the Company any fee, brokerage or commission in connection with the Transaction Documents.

5.	CONNECTED BUSINESS

5.1	No interest in other companies

The Company is not, and has not agreed to become, the holder or beneficial owner of any class of any shares, debentures or other securities of any company anywhere in the world.

5.2	No shareholders’ agreement

The Company is not a party to any shareholders’ agreement or similar arrangement or agreement which purports to regulate, control or otherwise affect the voting or disposition of its shares.

5.3	No branches outside jurisdiction of incorporation

The Company does not have any place of business or branch or permanent establishment or assets outside its jurisdiction of incorporation.

5.4	Sellers not interested in other related businesses

No Covenanting Shareholder is, at the date hereof, either on its own account or in conjunction with or on behalf of any person, firm or company, engaged, concerned or interested, directly or indirectly, whether as shareholder, director, partner, agent in any business which has a close trading relationship with the Company.

5.5	No Covenanting Shareholder is, at the date hereof, either on its own account or in conjunction with or on behalf of any person, firm or company, engaged, concerned or interested, directly or indirectly, whether as shareholder, director, partner, agent or otherwise in any business of a similar nature to or competitive with that carried on by the Company

5.6	No management of other companies

The Company does not take part in or control the management of any other company or business organisation.

6.	ACCOUNTING AND RECORDS

6.1	The Last Accounts

The Last Accounts:

(a)	give a true and fair view of the state of affairs of the Company as at the Last Accounting Date and of its profits or losses for the Financial Year ended on the Last Accounting Date;

(b)	disclose and make full provision or reserve for all actual liabilities;

(c)	to the extent required by Relevant Accounting Standards as at the Last Accounting Date, disclose and make full provision or reserve for (or note in accordance with Relevant Accounting Standards) all contingent, unquantified or disputed liabilities, all capital commitments and deferred Tax;

(d)	make provision or reserve for all Tax in respect of the accounting period ended on or before the Last Accounting Date; and

(e)	have been prepared in a manner fully consistent with that used in preparing the Accounts for each of the three Financial Years preceding the Financial Year ended on the Last Accounting Date.

6.2	Management Accounts

(a)	The Management Accounts were properly prepared in accordance with the accounting policies of the Company and in a manner consistent with that adopted in the preparation of its management accounts for all periods ended during the twelve months prior to the Last Accounting Date.

(b)	Having regard to the purpose for which the Management Accounts were prepared, they are not misleading in any material respect and neither materially overstate the value of the assets nor materially understate the liabilities of the Company as at the date to which they were drawn up and do not materially overstate the profits of the Company in respect of the period to which they relate.

7.	POSITION SINCE LAST ACCOUNTING DATE

Since the Last Accounting Date:

7.1	the business has been carried on lawfully and in the ordinary and usual course of business so as to maintain it as a going concern;

7.2	the Company has not, except in the ordinary course of business, acquired, sold, transferred or otherwise disposed of any assets of whatsoever nature;

7.3	the Company has not cancelled, waived, released, compromised, assigned or discontinued any rights, debts or claims otherwise than in the ordinary course of business;

7.4	no contract, liability or commitment (whether in respect of capital expenditure or otherwise) has been entered into by the Company which is of a long term or unusual nature;

7.5	no share or loan capital of the Company has been allotted or issued or agreed to be allotted or issued nor has any option or right there over been granted; and

7.6	there have been no capital injections from or forgiveness of debt by any Seller.

8.	FINANCIAL MATTERS

8.1	Borrowing

(a)	No Indebtedness

The Company has no Indebtedness.

(b)	No factoring, etc

The Company has not factored any debts, or engaged in any financing arrangements or arrangements having the commercial effect of borrowing, not shown in the Last Accounts.

(c)	Debts owed to the Company

There are no debts owing to the Company other than trade debts incurred in the ordinary and usual course of business.

8.2	No liability to Affiliates or Employees

There is no outstanding Indebtedness or liability (actual or contingent) between the Company and the Sellers or any Affiliates of the Sellers, or between the Company and any directors, officers or employees of the Company or the Sellers (save for accrued salary and other employment benefits in the ordinary course of business) or any relatives or controlled companies of any of the Sellers and no security for any such Indebtedness or liability has been given and remains outstanding.

8.3	Grants

No act or transaction has been effected or agreed to be effected by the Company or the Sellers (including the sale of the Shares) in consequence of which:

(a)	the Company is or may be liable to refund or repay the whole or part of any investment or other grant, subsidy or allowance; or

(b)	any such grant, subsidy or allowance for which application has been made by the Company will or may not be paid or will or may be reduced.

8.4	No guarantees, etc.

There is not outstanding any agreement or arrangement which establishes any guarantee, indemnity, suretyship, form of comfort or support (whether or not legally binding):

(a)	given by the Company in respect of the obligations or solvency of any third party;

(b)	given by any third party in respect of the obligations or solvency of the Company; or

(c)	given by the Covenanting Shareholders or any Affiliate of a Covenanting Shareholder in respect of any liability of the Company.

9.	CONTRACTUAL MATTERS

9.1	Effect of executing this Agreement

The execution of and compliance with the terms of this Agreement will not, save to the extent arising as a result of the Company being a subsidiary of the Purchaser after Completion:

(a)	conflict with or result in a breach of the terms of any subsisting agreement, arrangement or instrument binding on the Company;

(b)	so far as the Sellers are aware, cause the Company to lose the benefit of any right, licence or privilege it enjoys at present or cause any person who normally does business with the Company not to continue to do so on the same basis as previously;

(c)	relieve any person of any obligation to the Company (whether contractual or otherwise) or enable any person to determine such obligation or any right or benefit enjoyed by the Company or to exercise any right whether under an agreement with or otherwise in respect of the Company;

(d)	result in any liability of the Company being created or increased; or

(e)	result in any present or future Indebtedness of the Company becoming due or payable or capable of being declared due and payable prior to its date of maturity.

9.2	Customers and suppliers

No customer or supplier of the Company has, during the period of 12 months prior to this Agreement, ceased to trade with, or notified the Company in writing of an intention to cease to trade with, the Company either in whole or in part. During the period of 12 months prior to the date of this Agreement, the terms of trade of the Company with each customer or supplier have not significantly changed to the detriment of the Company.

9.3	Characteristics of contracts

There is not outstanding any contract, liability or arrangement to which the Company is a party or by which it is bound which:

(a)	is outside the ordinary course of business of the Company;

(b)	is with any Governmental Authority;

(c)	is of a long-term nature (that is to say, unlikely to be fully performed within six months of it being entered into);

(d)	is of an onerous nature or cannot be duly observed and performed by the Company without an unusual commitment of money or resources in the context of the business of the Company;

(e)	requires or involves or is likely to require or involve expenditure by the Company in excess of £50,000;

(f)	is otherwise than by way of a bargain at arm’s length;

(g)	restricts the Company’s freedom of action in relation to its normal business activities; or

(h)	is a bid, tender, proposal or offer which, if accepted, would result in the Company becoming a party to any agreement or arrangement of a kind described in any of paragraphs 9.3(a) to 9.3(g) above.

9.4	Compliance with contractual terms

With respect to each contract, liability or arrangement to which the Company is a party or by which it is bound:

(a)	the Company has duly performed and complied in all material respects with each of its obligations thereunder;

(b)	there has been no delay, negligence or other default on the part of the Company and no event has occurred which, with the giving of notice or passage of time, may constitute a default by the Company thereunder;

(c)	so far as the Sellers are aware, there are no grounds for rescission, avoidance, repudiation or termination and the Company has not received any notice of termination; and

(d)	so far as the Sellers are aware none of the other parties thereto is in default or is likely to become in default thereunder.

9.5	Offers and tenders

No tender, quotation or offer issued by the Company and still outstanding is or will be capable of giving rise to a contract merely by an order acceptance or other action by another party.

9.6	Contracts—connected persons

There is not outstanding and there has not at any time been outstanding any agreement arrangement or understanding (whether legally enforceable or not) to which the Company is a party and in which:

(a)	any director or former director of the Company or any connected person is or has been interested, whether directly or indirectly;

(b)	any of the Sellers is interested.

9.7	Agency, distribution, etc.

The Company is not:

(a)	a member of, or party to, any association, partnership, joint venture, consortium, profit or loss sharing arrangement or agency, licensing, marketing, distributorship, purchasing or manufacturing agreement or arrangement; or

(b)	a party to any arrangement or agreement pursuant to which the Company’s freedom to purchase and supply goods and services from and to any person and to carry on its business in any part of the world is in any way affected or restricted.

9.8	Competition and fair trading

(a)	There are no contracts or obligations, agreements, arrangements or concerted practices involving the Company and no practices in which the Company is or has been engaged which are void, illegal, unenforceable, registrable or notifiable under or which contravene any competition, anti-trust, anti-monopoly or anti-cartel legislation or regulations applicable to the Company and its operations, nor has the Company received any threat or complaint or request for information or investigation in relation to or in connection with any such legislation or regulations.

(b)	The Company is not subject to any order, judgment, decision or direction given by any court or governmental or regulatory authority in any jurisdiction and addressed to the Company, nor is it party to any undertaking or assurance given to any such court or authority, in relation to competition matters which is still in force.

10.	ASSETS

10.1	Title to assets

All of the assets owned by the Company are the sole, absolute property of the Company and there is not now outstanding any Encumbrance over the whole or any part of the undertaking, property or assets of the Company and none of the assets now owned or used by the Company is the subject of any Encumbrance or any hire purchase, leasing, lease, purchase or credit sale agreement.

10.2	Possession and third party facilities

(a)	All of the assets owned by the Company, or in respect of which the Company has a right of use, are in the possession or under the control of the Company.

(b)	Where any assets are used but not owned by the Company or any facilities or services are provided to the Company by any third party, so far as the Sellers are aware there has not occurred any event of default or any other event or circumstance which may entitle any third party to terminate any agreement or licence in respect of the provision of such facilities or services (or any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

10.3	Stock

The stock now held by the Company is not excessive and is adequate in relation to the current trading requirements of the Company. None of that stock is obsolete, slow moving, unusable, unmarketable, inappropriate or of limited value in relation to the current business of the Company and is all capable of being sold or used by the Company in the ordinary course of its business in accordance with its current price list and without rebate or allowance to a customer.

11.	LITIGATION

11.1	No litigation

The Company is not engaged, either on its own account or vicariously, in any suit, action, litigation, arbitration or tribunal proceedings or any governmental investigations. In addition, so far as the Sellers are aware, no such suit, action, litigation, arbitration or tribunal proceedings or governmental investigations are pending or threatened, by or against the Company, nor do the Sellers know of any circumstances likely to lead to any such suit, action, litigation, arbitration or tribunal proceeding or governmental investigations.

11.2	No defective products

The Company has not manufactured, sold or supplied any product or service which is or was in any material respect faulty, defective, or dangerous or which does not comply in any material respect with any warranties or representations expressly or impliedly made by the Company or with all applicable laws, regulations, standards and requirements.

12.	INSOLVENCY ETC.

12.1	Company not insolvent

The Company has not stopped payment, nor is it insolvent or deemed unable to pay its debts within the meaning of s123 Insolvency Act 1986.

12.2	No winding up

No order has been made, petition presented or so far as the Sellers are aware, meeting convened for the purpose of considering a resolution for the winding up of the Company or for the appointment of any provisional liquidator. No petition has been presented by the Company for an administration order to be made in relation to the Company, and the Company has not received any notice of the appointment or any proposed appointment of an administrator or receiver (including any administrative receiver) to the Company in respect of the whole or any part of any of the property, assets and/or undertaking of the Company.

12.3	No composition, etc.

No composition in satisfaction of the debts of the Company, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors and/or members or any class of its creditors and/or members, has been proposed, sanctioned or approved by the Company and so far as the Sellers are aware no such compromise or arrangement has been proposed, sanctioned or approved in connection with the Company

12.4	No distress, etc.

No distress, distraint, charging order, garnishee order, execution or other process has been levied or so far as the Sellers are aware, applied for in respect of the whole or any part of any of the property, assets and/or undertaking of the Company.

13.	REGULATORY MATTERS

13.1	Licences

(a)	The Company has obtained all material licences, permissions, authorisations and consents required for carrying on its business effectively in the places and in the manner in which such business is now carried on.

(b)	The licences, permissions, authorisations and consents referred to in paragraph 13.1(a) are in full force and effect, are not limited in duration or subject to any unusual or onerous conditions and have been complied with in all material respects.

(c)	So far as the Sellers are aware, there are no circumstances which indicate that any of the licences, permissions, authorisations or consents referred to in paragraph 13.1(a) will or are likely to be suspended, cancelled or revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the acquisition of the Shares by the Purchaser or otherwise).

13.2	Compliance with laws

(a)	The Company has conducted its business and corporate affairs (including obligations owed to or in respect of employees) in accordance with its memorandum and articles of association and in all material respects in compliance with all applicable laws and regulations (whether of the United Kingdom or any other jurisdiction applicable to the Company and its operations ).

(b)	The Company is not in breach of any order, decree or judgement of any court or any governmental or regulatory authority (whether of the United Kingdom or any other jurisdiction applicable to the Company and its operations).

(c)	Neither the Company nor any person acting on behalf of the Company has directly, or indirectly through a third-party intermediary, paid, offered, given, promised to pay, or authorized the payment of any money or anything of value (including any gift, sample, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant or other thing of value, however characterized) to (i) any officer or employee of a Governmental Authority, (ii) any person acting for or on behalf of any Governmental Authority, (iii) any political party or official thereof, (iv) any candidate for political office or (v) any other person for the benefit of any of the above-described persons.

(d)	Neither the Company, nor any person acting on behalf of the Company, has, directly or indirectly through a third-party intermediary, entered into any contract or arrangement that remains in effect and that contains provisions reflecting participation in or cooperation with the Arab League boycott of Israel.

(e)	The Company has not at any time engaged in the sale, purchase, import, export, re-export or transfer of products or services, either directly or indirectly, to or from any of the Certain Nations or been a party to or beneficiary of, or had any interest in, any franchise, license, management or other contract with any person, either public or private, in any of the Certain Nations or been a party to any investment, deposit, loan, borrowing or credit arrangement or involved in any other financial dealings, with any person, either public or private, in any of the Certain Nations.

14.	INSURANCE

14.1	There is set out in the Disclosure Letter a summary of the Insurance Policies and copies of those policies have been delivered with the Disclosure Letter and are true and complete. The Company is not in default under any of those policies, which are in full force and effect.

14.2	Nothing has been done or omitted to be done by or on behalf of the Company which would make any policy of insurance void or voidable or enable the insurers to avoid the same and there is no claim outstanding under any such policy and the Sellers are not aware of any circumstances likely to give rise to such a claim or result in an increased rate of premium.

Part 2: Employment Warranties

1.	INTERPRETATION

In this part 2 of schedule 5, the following words and expressions shall have the following meanings:

“Employees” means those persons employed by the Company;

2.	PENSIONS

There is no scheme, arrangement or agreement to which the Company is a party or by which it is bound or under which it has an obligation or liability (whether actual, contingent or prospective) to contribute or to provide funding for the provision of life assurance, retirement, death, disability or other like benefits (in the form of a pension, lump sum, gratuity or otherwise) in respect of any employee, nor is any such scheme, arrangement or agreement proposed by the Company

3.	TRADE UNION RECOGNITION

The Company does not recognise any trade union or other body representing its employees (or any of them) for the purpose of collective bargaining, negotiation, information or consultation, nor are there any agreements (whether oral or in writing or existing by reason of custom and practice whether or not legally binding) between the Company and any trade union or other workers representatives or organisation concerning or affecting the Employees, nor has the Company received from any trade union, other workers representative body or an Employee a request for recognition or for the establishment of any works council or consultation committee and, so far as the Sellers are aware, no such request is pending.

4.	BREACHES OF OBLIGATIONS

The Company has not breached in any material respect any obligations imposed on it by any relevant statutes, regulations, or any other requirements having the force of law, collective agreements, recognition agreements or any and all contractual obligations which are owed to or are in respect of its Employees located or performing their employment obligations in any jurisdiction in which the Company operates.

5.	SERVICE CONTRACTS

There are no existing service or other agreements or contracts between the Company and any of its directors or executives or Employees which cannot be lawfully terminated by three calendar months’ notice or less without giving rise to any claim for damages, reinstatement or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal).

6.	INFORMATION

The Disclosure Letter contains:

6.1	the names and dates of birth and commencement of employment or engagement of all persons who will at the Completion Date be Employees or directors of, or consultants to, the Company;

6.2	details of all remuneration and emoluments (including any bonus or commission entitlements) payable and any other benefits (including, for the avoidance of doubt, permanent health insurance) provided or which the Company is bound to provide (whether now or in the future) to all such persons mentioned in paragraph 6.1 together with the terms on which such remuneration emoluments and benefits are payable; and

6.3	details of any other material terms and conditions of employment or engagement of such persons,

all of which information is true and complete.

7.	VARIATION OF TERMS OF EMPLOYMENT

7.1	The Company is not involved in negotiations to vary the terms and conditions of employment or engagement of any of its Employees, directors or consultants, nor has it made any representations, promises, offers or proposals concerning or affecting the terms and conditions of employment or engagement of any of its Employees, directors or consultants nor is it under any obligation to vary such terms and conditions.

7.2	During the last 12 months, the Company has not implemented or effected any variations or improvements in the terms and conditions of employment or engagement of any of its Employees, directors or consultants including, without limitation, any variation or improvement to their salary or benefits.

7.3	The Company is under no contractual or other obligation to change the terms of service of any director, executive or Employee.

8.	DISABILITY BENEFITS

No Employee is currently in receipt of, or so far as the Sellers are aware, likely to claim under a long term disability or permanent health insurance scheme or policy within the 12 months following Completion.

9.	PAYMENTS AND BENEFITS

The Company has discharged its obligations in full in relation to salary, wages, fees, commission, bonuses, overtime pay, holiday pay, sick pay and all other benefits and emoluments relating to the Employees, and to its directors in respect of the period up to and including Completion.

10.	INCENTIVE SCHEMES

The Company has not introduced, nor is it proposing to introduce, any share incentive scheme, share option scheme or profit sharing, bonus, commission or other such incentive scheme for any of its directors or Employees.

11.	CLAIMS

There are no current, pending or threatened claims of any type against the Company by any existing or former Employees or directors of the Company or by any existing or former consultants to the Company.

12.	IDENTITY OF EMPLOYEES

There is no person engaged in the business of the Company who is not an Employee.

13.	EFFECT OF COMPLETION

Completion will not give rise to the payment of any remuneration, payments or benefits or any enhancements or accelerations thereof to any Employee whether in accordance with the standard terms and conditions of employment of such Employee or otherwise.

Part 3: IP & IT Warranties

1.	DEFINITIONS

In this part 3 of schedule 5, the following words and expression shall have the following meanings:

“Company Systems” means the computer and data processing systems and information and communications technologies used in or for the business of the Company including hardware, Software (whether proprietary or third party owned), networks, data storage devices, printers, VDU’s, firmware, dedicated power supplies, cabling, peripherals and associated documentation;

“Internally Used Shrinkwrap Software” means software, other than Open Source Software, licensed to the Company under generally available retail shrinkwrap or clickwrap licenses and used in the Company’s business, but not incorporated into software, products or services licensed or sold, or anticipated to be licensed or sold, by the Company to customers or otherwise resold or distributed by the Company;

“Licences In” means the licences of Intellectual Property which have been granted to the Company, including those relating to the use of Open Source Software;

“Licences Out” means the licences of Intellectual Property which have been granted by the Company to third parties;

“Open Source Software” means any Software which is made freely available by its proprietor or which is distributed or licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), the Apache License, the MIT License, the BSD License or under any similar or analogous licence or distribution terms;

“Public Dissemination” means any condition of use which requires the modification and/or distribution of the whole or part of any Software that has been integrated, linked to, derived from, or distributed with any Open Source Software or which requires the whole or part of any Software to be distributed or disclosed at no charge or in its source code form;

“Registered Intellectual Property” means those Intellectual Property rights which have been or are in the process of being registered with any national or international registry, (including all renewals, extensions and applications for registration) and which are owned by the Company; and

“Software” means any and all forms of computer program, including, without limitation, applications and operating systems and in each case whether in source, object or machine-readable form and all associated algorithms, models, databases or documentation.

2.	INTELLECTUAL PROPERTY

2.1	General

Schedule 9 contains a complete and accurate list of all:

(a)	Registered Intellectual Property; and

(b)	Licences In and Licences Out (provided that Schedule 9 need not list Licences In of Internally Used Shrinkwrap Software).

2.2	Registered Intellectual Property

(a)	All fees relating to the Registered Intellectual Property have been paid in full.

(b)	All the Registered Intellectual Property is legally and beneficially owned by the Company and is free from Encumbrances.

(c)	The material particulars as to registration of (and applications to register) the Registered Intellectual Property (including priority and renewal dates) are set out in schedule 9 and the Company is the sole registered proprietor of the Registered Intellectual Property.

(d)	Neither the validity or subsistence of the Registered Intellectual Property, nor the right, title and interest of the Company in the Registered Intellectual Property, is the subject of any current, pending or threatened challenge, claim or proceedings (including for opposition, cancellation, revocation or rectification) nor has it been in the last 6 years. So far as the Sellers are aware, there are no facts or matters which might give rise to any such challenge, claim or proceedings.

2.3	Rights to use

(a)	The Intellectual Property owned by the Company is not the subject of any Licences Out except as set out in schedule 9. The Licences Out do not restrict the Company from full use and enjoyment of the Intellectual Property to which they relate.

(b)	The Company owns or has authority to use all the Intellectual Property it requires to carry on its business following Completion as such business has been carried on during the last 2 years and such rights and the ability of the Company to use such rights will not be affected by the acquisition of the Shares by the Purchaser.

(c)	Any person commissioned by the Company who, either alone or with others, creates, develops, invents or has created, developed or invented, Intellectual Property for the Company, and all employees as a matter of course, have entered into a written agreement with the Company (and copies of all such agreements have been Disclosed) which obliges them to disclose and to assign such Intellectual Property to the Company.

(d)	The Company has obtained any waivers of moral rights (or equivalent rights) which are needed in connection with the use of any Intellectual Property in connection with its business.

(e)	The Licences Out do not grant any rights to copy (except where such copying is incidental to normal use of the Software), rent, lease, sub-license, loan, merge, disassemble, decompile, reverse-engineer or to create derivative works based on the whole or any part of the Company’s proprietary Software.

(f)	The Company has not used any Open Source Software that creates, or purports to create any obligations upon the Company with respect to the exploitation or enforcement of its Intellectual Property, including Public Dissemination or which grants, or purports to grant any benefit or right to use to any third parties in relation to such Intellectual Property.

(g)	No third party holds any current or contingent right to any source code that forms part of the Company’s Intellectual Property.

(h)	To the extent that any Open Source Software has been used by the Company in the development of its proprietary Software, any such Open Source Software can be removed and replaced with alternate Software that is at least equivalent to the performance and functionality of the original Open Source Software without any adverse effect on the Company’s proprietary Software.

(i)	Neither the Company nor any of its officers, employees, workers or agents have disclosed the source code for any Software developed by, or for the Company to any third parties except under the source code escrow agreements that have been Disclosed.

2.4	Infringement

(a)	No claim has been made by a third party which alleges that the operations of the Company infringe or misuse or are likely to infringe or misuse the Intellectual Property of a third party or which otherwise disputes the right of the Company to use the Intellectual Property owned or used by it. So far as the Seller are aware, no circumstances exist which are likely to give rise to such a claim.

(b)	No claim has been made by the Company which alleges that a third party is infringing or misusing or is likely to infringe or misuse the Intellectual Property owned or used by the Company. So far as the Sellers are aware, no circumstances exist which are likely to give rise to such a claim.

(c)	So far as the Sellers are aware, the Company is not engaged in any activities which involve the misuse of any Confidential Information belonging to any third party, nor does the Company otherwise have in its possession or control any such Confidential Information without licence or authority of the relevant owner.

2.5	Licences

(a)	The Licences In and Licences Out are binding and in force. None of the Licences In is due to expire on or before December 31, 2013. None of the parties to the Licences In and the Licences Out is in default or breach, all royalties and other payments have been paid when due and so far as the Sellers are aware there are no grounds on which they might be terminated. No disputes have arisen, or, so far as the Sellers are aware, are foreseeable in connection with them.

2.6	Ownership

(a)	Igor Drokov and Elena Punskaya have not been subject to the terms of any agreement or binding obligations to any third parties (including any employment agreements) relating to the ownership of any Intellectual Property created, developed or invented by them which relates to or would be reasonably capable of being used in the business of the Company.

(b)	The Software owned or purported to be owned by the Company or distributed by it as a product was: (i) developed by Igor Drokov, Elena Punskaya and employees of the Company within the scope of their employment, or (ii) developed by third parties commissioned by the Company that have entered into written agreements with the Company (copies of which have been Disclosed) which oblige them to disclose and to assign such Intellectual Property to the Company.

3.	CONFIDENTIAL INFORMATION

The Company has not disclosed to any person any of its Confidential Information except where such disclosure was properly made in the normal course of business of the Company and was made subject to an agreement under which the recipient is obliged to maintain its confidentiality or restricted from using it other than for the purposes for which it was disclosed by the Company. A copy of the standard confidentiality agreement of the Company is Disclosed.

4.	INFORMATION TECHNOLOGY

4.1	The Company Systems are either owned by, or properly licensed or leased to the Company and there are no circumstances in which the ownership, benefit, or right to use the Company Systems may be lost by virtue of the acquisition of the Shares. The Company Systems are covered under current maintenance and support agreements, complete and accurate copies of which are Disclosed. All sums owed to any third parties in connection with the use of the Company Systems by the Company’s employees, workers and agents have been paid in full.

4.2	The Company has taken all reasonable steps to ensure that the Software used by the Company in the carrying on of its business is free of any virus and there are no grounds for believing that any virus has or will come into contact with the Software.

4.3	There have been no material failures or breakdowns of any of the Company Systems, or corruption of any data, in the last 18 months. For the purposes of this paragraph 4.3, “material” means any failure or breakdown which has caused loss to the Company of its business, customers or contracts which has resulted in a financial impact on the Company of £10,000 or more.

4.4	The Company has in place a fully documented disaster recovery plan in respect of damage to or destruction of some or all of the Company Systems which would permit all of the critical functions of the Company to be restored within 24 hours and the balance of functions to be restored within 48 hours, a copy of which is Disclosed. The Company has tested the disaster recovery plan in the last 12 months and that test resulted in full restoration of those functions within the timescales mentioned above.

4.5	The Company has prudent procedures in place to ensure the security of the Company Systems and data stored on them, including, without limitation, an effective firewall, encryption software, properly administered and run password protection, virus checking software and procedures for taking and storing back-up copies of the Software and all data stored on the Company Systems and no unauthorised access, amendment or damage to such data has taken place during the last six years.

5.	RECORDS

Complete and accurate records, files and documents have been maintained for all material Intellectual Property owned or used by the Company (including without limitation all documents and materials necessary for the prosecution or maintenance of all registrations and applications to register the Registered Intellectual Property as well as all source codes, tapes, indices, descriptive memoranda, original listings, development and working papers, calculations and other documents or media necessary to prove authorship and ownership of the Software owned by the Company) and the records, files and documents are in the possession of the Company or under its control.

6.	DATA PROTECTION

6.1	The Company has notified or applied to notify itself under the Data Protection Act 1998 and any other relevant data protection legislation having similar effect anywhere in the world, details of which are Disclosed. The Company complies with all applicable data protection laws, guidelines and industry standards.

6.2	No notice or allegation has been received by the Company from a competent authority alleging that the Company has not complied with any applicable data protection laws.

6.3	No individual has claimed, and no grounds exist for an individual to claim, compensation from the Company for breaches of applicable data protection laws.

Part 4: Property Warranties

1.	The Property comprises all the land and premises owned or occupied or otherwise used by the Company and all the estate, interest, right and title whatsoever of the Company in, under, over or in respect of any land or premises and the descriptions set out in schedule 8 are correct and not misleading. The Company does not have any other interest in any land or buildings other than the Property and the Company has not entered into any legally binding agreement for the purchase of any such interest.

2.	The Company possesses good and marketable title to the Property which title is leasehold as set out in schedule 8 and is the sole legal and beneficial owner of the Property with an unencumbered estate in possession. The Company has exclusive and unfettered possession of the whole of the Property.

3.	All covenants, restrictions, stipulations, conditions and other terms affecting the Property and the uses of the Property have been duly observed and performed and there are no circumstances which would entitle or require the landlord or other person to exercise any powers of entry and taking possession, to withdraw from any rent deposit or draw upon any other available security or which would otherwise give rise to a restriction on or the termination of the continued possession or occupation of the Property.

4.	There are no outstanding disputes, notices or complaints which affect or might in the future affect the use of any of the Property for the purposes for which it is now used and which would prevent or impede the Company from operating and carrying on the business currently carried out at the Property.

5.	The Property is held under the lease details of which are set out in schedule 8 and no licence or supplementary agreements or concessions have been entered into or granted in respect of that lease. The Company is not engaged in any negotiation for review of the rent payable under that lease and no negotiations for such review have been concluded changing the rent from that set out in schedule 8 or in the Disclosure Letter.

6.	The Company has not granted any lease or tenancy or any agreement for lease or tenancy in respect of the Property.

Part 5: Tax Warranties

1.	GENERAL

1.1	Provision or reserve (as appropriate) has been made in the Last Accounts for (a) all Tax for which the Company is liable or accountable (whether primarily or otherwise) in respect of all income, profits or gains earned, accrued or received on or before the Last Accounting Date or in respect of any event occurring on or before the Last Accounting Date or otherwise in respect of periods on or before the Last Accounting Date and (b) for all deferred Tax assets and liabilities of the Company in accordance with generally accepted accounting practice and all Relevant Accounting Standards.

1.2	No liability to Tax will arise on the Company as a result of the entering into of this Agreement or Completion.

1.3	The Disclosure Letter contains full details of all clearances or consents obtained by or relating to the Company within the last six years pursuant to any Tax statute or Tax Authority published practices. Any transaction for which any clearance or consent was required to be obtained has been carried out only in accordance with the terms of a valid clearance or consent given following full, accurate and timely disclosure of all material facts and circumstances. Nothing has arisen since any clearance or consent was obtained which would bring into question its validity.

1.4	The Company has made all instalment payments required by the Corporation Tax (Instalment Payments) Regulations 1998 and all such instalment payments were made on the basis of a reasonable estimate of the Company’s total liability for the relevant accounting period.

1.5	Since the last Accounting Date the Company has not incurred any expenditure which is not deductible for Tax purposes.

1.6	The Company is not, and there are no circumstances whereby the Company will or may become, liable to pay any Tax or any amount in respect of any Tax which is primarily or jointly chargeable to any other person.

2.	COMPLIANCE

2.1	General

(a)	All information, notices, computations, claims, assessments (including self-assessments), registrations and returns which ought to have been submitted have been punctually submitted by or on behalf of the Company to the relevant Tax Authority and all information, notices, computations claims, assessments (including self-assessments), registrations and returns submitted are complete and accurate and, in the case of information, remain complete and accurate, and are not nor are likely to be or become the subject of any dispute.

(b)	All Tax which the Company is liable to pay on or before the Completion Date has been or will be paid prior thereto. The Company has not in the preceding six year period paid or become liable to pay any penalty, fine, surcharge or interest in respect of Tax.

(c)	The Company has not been subject to any non-routine audit, investigation, discovery or access order by any Tax Authority or any non-routine visit by any VAT or customs authority and there are no circumstances existing which make it likely that any such visit, audit, investigation, discovery or access order will be made.

(d)	The Company has properly and within the requisite period notified the Tax Authority of any tax scheme within Part 7 Finance Act 2004.

2.2	Records

The Company has prepared, kept and preserved complete, accurate and up-to-date records both as required by law and to enable it to deliver correct and complete Tax returns and to calculate any present or, so far as possible, future Tax liability of the Company or the entitlement of the Company to claim any Tax Relief.

2.3	Deduction of Tax

All payments by the Company which were required to have been made under deduction of Tax have been so made and, where required, the Company has provided a certificate of deduction in the required form and properly and punctually accounted to the relevant Tax Authority for the Tax so deducted.

2.4	Special arrangements and concessions

No Tax Authority has agreed to operate any special arrangement in relation to the Company other than an arrangement which is wholly in accordance with a strict interpretation of the relevant law, published statements of practice or published extra-statutory concessions of a relevant Tax Authority.

3.	CAPITAL GAINS

(a)	The book value in or adopted for the purposes of the Last Accounts as the value of each of the assets of the Company on the disposal of which a chargeable gain or allowable loss could arise does not exceed the amount deductible under s38 TCGA in respect of each such asset. No chargeable gain would (or would but for any relief, allowance, deduction or credit other than amounts falling to be deducted under s38 TCGA) arise on the disposal of any asset acquired by the Company since the Last Accounting Date for a consideration equal to that paid on its acquisition.

(b)	The Company has not disposed of or acquired any asset to or from any person in circumstances such that ss17 or 18 TCGA apply to such disposal or acquisition.

4.	CAPITAL ALLOWANCES

(a)	The aggregate book value of each of the assets, or as the case may be, each pool of assets of the Company, on which an entitlement to allowances in respect of capital expenditure has arisen under the CAA 2001, in or adopted for the purposes of the Last Accounts does not exceed the aggregate residue of qualifying expenditure or written down value attributable to such assets, or as the case may be, each pool of assets for the purposes of the CAA 2001.

(b)	No capital allowances that have been claimed by the Company under the CAA 2001 have been disallowed nor is any disallowance likely to occur.

(c)	Since the Last Accounting Date, no claims for capital allowances which have been made under the CAA 2001 have been withdrawn and no available allowances have been disclaimed.

5.	INTERNATIONAL

The Company is and always has been resident for all Tax purposes only in the United Kingdom and is not liable to and has at no time incurred any liability to Tax in any jurisdiction other than the United Kingdom.

6.	TRANSFER PRICING

(a)	The Company has not within the preceding six year period paid or become liable to pay any amount for goods, services or business or financial facilities which amount exceeds an arm’s length amount for the purposes of any relevant transfer pricing legislation nor has the Company within the preceding period of six years received any amount for goods, services or business or financial facilities which amount exceeds an arm’s length amount for the purposes of any relevant transfer pricing legislation.

(b)	The Company has prepared and maintains such documents and records as are necessary or desirable to demonstrate that it has complied with its obligations under relevant transfer pricing legislation.

7.	GROUPS OF COMPANIES

Since the Last Accounting Date, the Company has not ceased to be a member of a group of companies or undergone a change of control such that: (a) s179 TCGA; or (b) paragraph 58 of Schedule 29 Finance Act 2002; or (c) ss111 or 113 Finance Act 2002; has effect in relation to any asset of the Company.

8.	VALUE ADDED TAX

The Company is a taxable person duly registered for the purposes of VAT and has complied in all respects with all statutory provisions, rules, regulations, orders and directives in respect of VAT, has promptly submitted accurate returns and maintains full and accurate VAT records and has not suffered any liability to any interest, forfeiture, surcharge or penalty. VAT has been duly paid or provision has been made in the Accounts for all amounts of VAT for which the Company is liable.

9.	CLOSE COMPANIES

The Company is not, nor has it ever been nor may it become, liable to make a payment to any Tax Authority under the provisions of ss418 to 422 Taxes Act.

10.	INHERITANCE TAX AND GIFTS

There are not in existence any circumstances whereby any such power as is mentioned in s212 Inheritance Tax Act 1984 could be exercised in relation to any shares in, securities of or assets of the Company. Neither the assets owned by nor the shares of the Company are subject to an outstanding Inland Revenue charge as defined in s237 Inheritance Tax Act 1984.

11.	STAMP DUTY

There is no instrument which is necessary to establish the Company’s right or title to any asset which is or may become liable to stamp duty (or any like duty or tax in a jurisdiction outside the United Kingdom) which has not been duly stamped or which would attract stamp duty, interest or penalties if brought within the relevant jurisdiction.

12.	ANTI-AVOIDANCE

The Company has not entered into or been a party to any scheme or arrangement which has no commercial purpose or of which the main purpose, or one of the main purposes, was the avoidance of or the reduction in or the deferral of a liability to Tax.

13.	EMPLOYEES

(a)	All income tax deductible and payable in respect of employee Tax has, so far as it is required to be deducted, been deducted from all payments made or treated as made by the Company and all amounts so due to be paid to the relevant Tax Authority prior to the Completion Date have been so paid, including all Tax chargeable on benefits provided for directors, employees or former employees of each Group Company or any persons required to be treated as such.

(b)	All deductions and payments required to be made under any Tax legislation in respect of national insurance and social security contributions (including employer’s contributions) have been so made.

(c)	All PAYE and employer’s and employee’s national insurance contributions and any interest or penalties for which the Company is or has been liable arising as a result of, in respect of, or by reference to the reclassification by any Tax Authority of the status of any person who has worked for the Company as a consultant, independent contractor or otherwise on a self-employed basis or indirectly under a contract between a services company and the Company due to be paid to the relevant Tax Authority prior to the Completion Date has so been paid.

SCHEDULE 6

Limitations on the liability of the Sellers

1.	SCOPE

1.1	Save as otherwise expressly provided in this schedule, the provisions of this schedule shall operate to limit the liability of the Sellers in respect of any Claim.

1.2	Paragraph 5 shall not apply to any Claim under the Warranties set out in part 5 of schedule 5 (relating to Tax).

1.3	All of the limitations on the liability of the Sellers contained in this schedule are subject to paragraph 13.

2.	GENERAL LIMITS

2.1	There shall be no liability in respect of a Claim under the Warranties to the extent that the matter giving rise to the Claim is Disclosed in the Disclosure Letter.

2.2	There shall be no liability in respect of a Claim to the extent that the Losses suffered or incurred by the Purchaser or the Company has been made good or compensated for (other than by the Purchaser or the Company) and without cost to the Purchaser or the Company.

2.3	There shall be no liability in respect of a Claim to the extent that the matter to which such Claim relates is recoverable by the Company from insurers and the amount (net of the costs of recovery) is actually recovered by the Company.

3.	LIMITATIONS OF QUANTUM

3.1	The maximum aggregate liability (including pursuant to the gross-up obligations in clause 21.3 of this agreement) of the Sellers in respect of

(a) all Claims under the Warranties, other than only claims under the Warranties set out in paragraphs 2, 3.1, 4.1, 4.4 and 4.5 of part 1 of schedule 5 (the “Fundamental Warranties”), shall not exceed an amount equal to 30% of the Consideration; and

(b) all Claims under the Fundamental Warranties and all Claims other than under the Warranties shall not exceed an amount equal to the Consideration.

3.2	The maximum liability (including pursuant to the gross-up obligations in clause 21.3 of this agreement) of each Seller in respect of all Claims shall not exceed an amount equal to the amount of the Consideration payable to such Seller.

3.3	No liability shall attach to the Sellers in respect of any Claims under the Warranties unless the aggregate amount of all Claims under the Warranties for which they would, in the absence of this provision, be liable shall exceed €150,000 and in such event the Sellers shall be liable for the whole of such amount and not merely the excess.

4.	TIME LIMITS

4.1	The Sellers’ liability in respect of any Claim under the Fundamental Warranties shall survive indefinitely.

4.2	The Sellers shall be under no liability in respect of any Claim under the Warranties unless notice of such Claim shall have been served upon the Seller Representative by the Purchaser:

(a) in the case of a Claim under the Warranties (other than the Fundamental Warranties and other than the Warranties set out in part 5 (relating to Tax) of schedule 5) by no later than the second anniversary of the Completion Date;

(b) in the case of a Claim under the Warranties set out in part 5 of schedule 5 (relating to Tax) by no later than the seventh anniversary of the Completion Date,

PROVIDED THAT the liability of any Seller in respect of any Claim specified in such notice shall absolutely determine and cease (if such Claim has not been previously satisfied, settled or withdrawn) if legal proceedings in respect of the Claim shall not have been commenced against that Seller by being both properly issued and validly served on the Seller Representative within 9 months of the giving of such notice (or, in the case of a claim for which, at the time at which the same is notified to the Seller Representative, that Seller does not have liability pursuant to paragraph 3.3, within 9 months of the date on which that Seller does have liability for that claim for the purposes of paragraph 3.3).

5.	CONDUCT OF CLAIMS

Subject to any obligations that the Purchaser may have under any applicable policy of insurance, if the Purchaser becomes aware that any claim has been made against the Company by a third party after Completion which is likely to result in the Purchaser being entitled to make a Claim against the Sellers by virtue of a breach of any Warranty:

5.1	the Purchaser shall give notice of such claim to the Sellers as soon as reasonably practicable;

5.2	the Purchaser shall cause the Company to take such action as the Sellers shall reasonably request to avoid, resist or compromise any such claim (other than any claim the defence of which may materially adversely affect the goodwill of the business of the Company or any claim which seeks or in respect of which there has been granted injunctive relief) (and subject to the Company being entitled to employ its own legal advisers and being indemnified and secured to its reasonable satisfaction by the Sellers against all Losses incurred in connection with such claim) provided that the Sellers shall indemnify and hold harmless the Company against all Losses incurred arising from any action taken by it at the request of the Sellers pursuant to this paragraph 5.2; and

5.3	the Purchaser shall cause the Company to consult as fully as is reasonably practicable with the Sellers as regards the conduct of any proceedings arising out of such claim.

6.	CHANGE IN LEGISLATION

No liability shall attach to the Sellers in respect of any Claim to the extent that such Claim would not have arisen (or the amount of the claim would not have been increased) but for a change in legislation made after the date hereof or a change in the interpretation of the law after the date hereof (whether or not such change purports to be effective retrospectively in whole or in part) or if such Claim would not have arisen (or the amount of the Claim would not have been increased) but for any judgement delivered after the date hereof.

7.	CONTINGENT AND UNQUANTIFIABLE LIABILITIES

No liability shall attach to the Sellers in respect of any Claim to the extent that the Claim is based upon a liability which is contingent only or is otherwise not capable of being quantified unless and until such liability ceases to be contingent and becomes an actual liability or becomes capable of being quantified, as the case may be, PROVIDED THAT:

(i)	this paragraph shall not operate to avoid a claim made in respect of a contingent or unquantifiable liability within the applicable time limits specified in paragraph 4 if the requisite details of such claim have been provided before the expiry of the relevant period (even if such liability does not become an actual or quantifiable liability, as the case may be, until after the expiry of such period); and

(ii)	in relation to a Claim made as mentioned in paragraph 6(i), the proviso to paragraph 4.2 shall be deemed to be amended in respect of any such Claim so as to cause any such Claim to cease and determine if proceedings in respect of such Claim have not been commenced in accordance with paragraph 3 within 9 months from the date on which the liability ceases to be contingent and becomes an actual liability or becomes quantifiable, as the case may be.

8.	NO DOUBLE RECOVERY

The Purchaser and the Company shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once for the same Loss.

9.	PAYMENT OF CLAIM TO BE IN REDUCTION OF CONSIDERATION

If any of the Sellers pays any sum to the Purchaser pursuant to a Claim, that part of the Consideration received by such Seller for the sale of its Shares shall be deemed to be reduced by the amount of such payment. If the Sellers pay any sum to the Purchaser pursuant to a Claim, the Consideration received by the Sellers for the sale of the Shares shall be deemed to be reduced by the amount of such payment.

10.	PRESERVATION OF INFORMATION

Following Completion, the Purchaser shall use reasonable endeavours to, and shall use reasonable endeavours to ensure that the Company will, preserve all documents, records, correspondence, accounts and other information whatsoever relevant to a matter which may give rise to a Claim.

11.	SURVIVAL OF THESE PROVISIONS

The provisions of this schedule 6 apply notwithstanding any other provision of this agreement and will not be discharged or cease to have effect in consequence of any termination or rescission of any other provisions of this agreement.

12.	MITIGATION NOT AFFECTED

Nothing in this agreement shall affect the application of the common law rules on mitigation in respect of any Claim or any matter giving rise to a Claim.

13.	FRAUD

None of the limitations on the liability of the Sellers set out in this schedule (whether as to the quantum of the Claim, the time limit for notification of the Claim, the procedures or requirements for making a Claim or otherwise) shall apply to any Claim against the Sellers to the extent that the liability of any of the Sellers in respect of that Claim arises from fraud, wilful default, wilful concealment or dishonesty on the part of any of the Sellers.

SCHEDULE 7

Earn-Out Calculation

1.	INTERPRETATION

1.1	In this schedule, “Earn-Out Revenues Target” means US$15,000,000.

2.	CALCULATION OF EARN-OUT CONSIDERATION

2.1	Subject only to adjustment under clause 5.3, if the aggregate Earn-Out Revenues, during a period of 24 months following Completion, exceed the Earn-Out Revenues Target, the Sellers shall be entitled to receive the maximum sum of €2,000,000 as Earn-Out Consideration.

2.2	At the end of each Earn Out Period there shall be calculated

(a)	the cumulative Earn Out Revenues to the applicable Earn Out Calculation Date;

(b)	the pro rata amount of the Earn Out Consideration in connection with such cumulative Earn Out Revenues (that is, if cumulative Earn Out Revenues equal US$7,500,000, the pro rata amount of the Earn Out Consideration shall be €1,000,000);

to calculate the pro rata amount of the Earn Out Consideration due on the applicable Earn-Out Payment Date. Such figure shall then be adjusted:

(c) to deduct all previous payments of Earn-Out Consideration paid on prior Earn-Out Payment Dates;

(d) as may be required under clause 5.3

2.3	The sum calculated under paragraph 2.2 shall be paid in accordance with clause 5, provided that the Purchaser shall be under no obligation to effect any further calculation under this schedule 7 and clause 5 for any Earn Out Period occurring after the Earn Out Calculation Date on which the aggregate Earn Out Revenues have equaled or exceeded US$15,000,000 and payment of the full Earn Out Consideration due in respect thereof under clause 5 has been effected.

2.4	For the purpose of converting Earn-Out Revenues earned in an Earn-Out Period in one currency into United States dollars for purposes of comparison with the Earn-Out Revenues Target, the rate of exchange to be used in converting amounts specified in such currency into United States dollars shall be the closing mid-point rate for exchanges between such currency and United States dollars quoted in the Financial Times (London edition) for the nearest Business Day for which that rate is so quoted on or prior to the applicable Earn-Out Calculation Date for such Earn-Out Period. Any such conversion of Earn Out Revenues on and up to any Earn Out Calculation Date for the purpose of calculating the Earn Out Revenues up to such Earn Out Calculation Date shall not subsequently be adjusted or amended on any later Earn Out Calculation Date.

SCHEDULE 8

The Property

(1)	(2)	(3)	(4)	(5)	(6)
Document	Date	Parties	Demised Premises	Term	Annual Rent

Lease.	27 May 2010.	(1) The Chancellor Masters and Scholars of the University of Cambridge. (2) Cronto Limited.	Room G18 Ground Floor Hauser Forum, JJ Thomson Avenue, Cambridge.	From and including 27 May 2010 and ending on and including 24 December 2014.	£9,500.00 per annum.

SCHEDULE 9

Details of Intellectual Property

Case Ref.	Country	Application Date	Application No.	Publication No.	Case Status	Property Type
SAH04084EP/BE1	Belgium	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084EP/CH1	Switzerland	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084EP/DE1	Germany	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084EP/ES1	Spain	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084EP/FR1	France	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084EP/GB1	United Kingdom	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084EP/IT1	Italy	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084EP/LU1	Luxembourg	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084EP/NL1	Netherlands	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084EP/SE1	Sweden	20/12/2006	06820602.8	1969880	In force	Patent
SAH04084US	United States of America	20/12/2006	12/158292		Examination report received	Patent

Domain Names:

cronto.com

cronto.org

cronto.net

cronto.biz

cronto.co.uk

crontosign.com

crontosign.com

crontosign.co.uk

crontosign.it

crontosign.ch

phototan.com

phototan.ch

fototan.com

Licences Out:

This schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. VASCO undertakes to furnish supplementally copies of any omitted items upon request by the Securities and Exchange Commission.

Licences In:

This schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. VASCO undertakes to furnish supplementally copies of any omitted items upon request by the Securities and Exchange Commission.

SCHEDULE 10

The Escrow Account

1.	INTERPRETATION

1.1	In this schedule, the following words and expressions shall have the following meanings:

“Claim” means any claim made by the Purchaser against the Sellers under any of the Transaction Documents, including (in particular, but without prejudice to the generality of the foregoing) any claim for breach of the Warranties or under the Tax Deed;

“Escrow Amount” means the Escrow Amount (as defined in clause 1.1) (or so much thereof as remains in the Escrow Account, subject to the provisions of this schedule from time to time), together with any interest or other amounts earned or accruing thereon;

“First Escrow Period” means the period commencing on Completion and ending on the expiry of six calendar months from the Completion Date (or, if such day is not a Business Day, the first Business Day thereafter);

“Full Escrow Period” means the period commencing on Completion and ending on the second anniversary of the Completion Date (or, if such day is not a Business Day, the first Business Day thereafter); and

“Second Escrow Period” means the period commencing on Completion and ending on the first anniversary of the Completion Date (or, if such day is not a Business Day, the first Business Day thereafter).

2.	OPERATION OF THE ESCROW ACCOUNT

2.1	No part of the Escrow Amount shall be released from the Escrow Account except as provided for in this schedule.

2.2	Any bank or other charges arising on the Escrow Account shall be charged to the Escrow Account.

2.3	Any interest or profit accruing on the Escrow Amount (subject to any deduction of tax at source and any bank or other charges properly charged to the Escrow Account) shall be retained in the Escrow Account. Each time part of the Escrow Amount is paid out of the Escrow Account, it shall have added to it the corresponding proportion of the interest and profit accrued on the Escrow Amount while in the Escrow Account (subject to any deductions as set out above).

2.4	The Sellers and the Purchaser agree that the debt owed to the beneficiaries of the Escrow Account by the Bank by virtue of its receipt of the Escrow Amount shall be held by the Bank on trust for the benefit of the Sellers and the Purchaser and on the terms set out in this schedule.

3.	RELEASE OF THE ESCROW AMOUNT

3.1	If, by 17.00 on the last day of the First Escrow Period, the Purchaser shall not have notified the Sellers of a Claim then the sum of €1,000,000 (together with interest in accordance with paragraph 2.3) shall be paid to the Seller Representative from the Escrow Account. If by such time a Claim shall have been so notified, the provisions of paragraphs 3.2 and 3.3 below shall apply.

3.2	If a Claim is so notified and is settled or otherwise determined within the First Escrow Period, there shall be paid out of the Escrow Account to the Purchaser an amount equal to the amount of the Claim (as so settled or determined) in satisfaction of the relevant liability (together with interest in accordance with paragraph 2.3) or, if the aggregate amount in the Escrow Account is less than the amount of the Claim (as so settled or determined), the aggregate amount then standing to the credit of the Escrow Account towards satisfaction of the relevant liability.

3.3	If a Claim is so notified within the First Escrow Period but such Claim is not settled or otherwise determined prior to the expiry of the First Escrow Period, then within 10 Business Days of the expiry of the First Escrow Period the Purchaser shall notify the Seller Representative in writing of its estimate of the amount of such Claim(s). Subject to receipt by the Seller Representative of such notice within such period, there shall be paid out of the Escrow Account to the Seller Representative an amount equal to €1,000,000 less the amount so estimated, it being acknowledged that if such estimate equals or exceeds €1,000,000 then no payment would be made to the Seller Representative. The balance shall be retained in the Escrow Account.

3.4	If, by 17.00 on the last day of the Second Escrow Period, the Purchaser shall not have notified the Sellers of a Claim then the sum of €1,000,000 (together with interest in accordance with paragraph 2.3) shall be paid to the Seller Representative from the Escrow Account. If by such time a Claim shall have been so notified, the provisions of paragraphs 3.5 and 3.6 below shall apply.

3.5	If a Claim is so notified and is settled or otherwise determined within the Second Escrow Period, there shall be paid out of the Escrow Account to the Purchaser an amount equal to the amount of the Claim (as so settled or determined) in satisfaction of the relevant liability (together with interest in accordance with paragraph 2.3) or, if the aggregate amount in the Escrow Account is less than the amount of the Claim (as so settled or determined), the aggregate amount then standing to the credit of the Escrow Account towards satisfaction of the relevant liability.

3.6	If a Claim is so notified within the Second Escrow Period but such Claim is not settled or otherwise determined prior to the expiry of the Second Escrow Period, then within 10 Business Days of the expiry of the Second Escrow Period the Purchaser shall notify the Seller Representative in writing of its estimate of the amount of such Claim(s). Subject to receipt by the Seller Representative of such notice within such period, there shall be paid out of the Escrow Account to the Seller Representative an amount equal to €1,000,000 less the amount so estimated, it being acknowledged that if such estimate equals or exceeds €1,000,000 then no payment would be made to the Seller Representative. The balance shall be retained in the Escrow Account.

3.7	If, by 17.00 on the last day of the Full Escrow Period, the Purchaser shall not have notified the Sellers of a Claim then the full amount remaining in the Escrow Account (together with interest in accordance with paragraph 2.3) shall be paid to the Seller Representative. If by such time a Claim shall have been so notified, the provisions of paragraphs 3.8 and 3.9 below shall apply.

3.8	If a Claim is so notified and is settled or otherwise determined within the Full Escrow Period, there shall be paid out of the Escrow Account to the Purchaser an amount equal to the amount of the Claim (as so settled or determined) in satisfaction of the relevant liability (together with interest in accordance with paragraph 2.3) or, if the aggregate amount in the Escrow Account is less than the amount of the Claim (as so settled or determined), the aggregate amount then standing to the credit of the Escrow Account towards satisfaction of the relevant liability.

3.9	If a Claim is so notified within the Full Escrow Period but such Claim is not settled or otherwise determined prior to the expiry of the Full Escrow Period, then within 10 Business Days of the expiry of the Full Escrow Period the Purchaser shall notify the Seller Representative in writing of its estimate of the amount of such Claim(s). Subject to receipt by the Seller Representative of such notice within such period, there shall be retained in the Escrow Account an amount equal to the lesser of (a) the amount so estimated and (b) the aggregate amount then standing to the credit of the Escrow Account. The balance, if any, of the Escrow Account (or, if the Purchaser fails to comply with the provisions of this paragraph 3.9, the aggregate amount standing to the credit of the Escrow Account) shall be paid to the Seller Representative.

3.10	The amounts retained in accordance with paragraphs 3.3, 3.6 and 3.9 shall continue to be held in the Escrow Account until such Claim or Claims is or are settled or otherwise determined, provided that such amount shall be retained only once under paragraphs 3.3, 3.6 and 3.9. On settlement or other determination of any such Claim there shall be paid to the Purchaser from the Escrow Account an amount equal to the amount of the Claim (as so settled or determined) in satisfaction of the relevant liability together with interest in accordance with paragraph 2.3 or, if the aggregate amount in the Escrow Account is less than the amount of the Claim (as so settled or determined), the aggregate amount then standing to the credit of the Escrow Account towards satisfaction of the relevant liability. Once all such Claims have been settled or otherwise determined and been the subject of payments under this paragraph 3.10, any remaining balance (if any) in the Escrow Account shall be paid to the Seller Representative.

3.11	The Purchaser undertakes to issue written instructions to the Bank in terms such as to ensure that any payment to be made from the Escrow Account under this paragraph 3 shall be made as soon as practicable after the relevant date, settlement or determination on or as a result of which the payment becomes payable.

3.6	For the purposes of this paragraph 3, “settlement” shall mean an agreement in writing signed by or on behalf of the Seller Representative and the Purchaser in respect of one or more relevant Claims, and a “determination” shall mean a judgment of a court of competent jurisdiction in respect of which no right of appeal lies in respect of one or more relevant Claims, and “settled” and “determined” shall be construed accordingly.

3.13	For the avoidance of doubt, nothing contained in this paragraph 3 shall prejudice the right of the Purchaser to recover against the Sellers in respect of any Claim (whether such Claim is made before or after the expiry of the Escrow Period) otherwise than in accordance with the provisions of this paragraph 3.

4.	PAYMENT DETAILS

All payments to be made out of the Escrow Account shall be made by CHAPS as follows:

4.1	If to the Seller Representative, to the Sellers’ Solicitors Bank Account:

4.2	If to the Purchaser, to the following account:

Name and address of bank:	BNP Paribas, Selnaustrasse 16, Postfach 8022, Zurich Switzerland

IBAN:	CH4108686001088116003

Swift Code:	BPPBCHGG

Account No.:	88116/3Y

In the name of:	VASCO Data Security International GmbH

or by CHAPS to such other account(s) as the Seller Representative or the Purchaser (as the case may be) may from time to time notify in writing to the other.

5.	ESCROW AGENT FEES AND EXPENSES

5.1	The Annual Administration Fee (as such term is defined in the Escrow Agreement), and any revision, modification, change or supplement thereto pursuant to clause 6.1 of the Escrow Agreement, shall be paid by the Purchaser.

5.2	Subject to clause 5.1, the Purchaser, on the one hand, and the Sellers, on the other hand, shall bear on a 50/50 basis all costs, expenses, charges and fees incurred by the Escrow Agent in connection with, or arising out of, or in order to comply with, the terms of the Escrow Agreement or any applicable legal, tax, accounting or regulatory requirements, including, without limitation, any fees of legal counsel incurred by the Escrow Agent pursuant to clause 5.5 of the Escrow Agreement.

SCHEDULE 11

Existing Customers

This schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K. VASCO undertakes to furnish supplementally copies of any omitted items upon request by the Securities and Exchange Commission.

EXECUTED as a deed by	/s/ Igor Drakov
IGOR DROKOV	Igor Drokov

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Dr Elena Punskaya
Dr ELENA PUNSKAYA	Dr Elena Punskaya

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Dr Adrian Parton
Dr ADRIAN PARTON	Dr Adrian Parton

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Richard Tahar
RICHARD TAHAR	Richard Tahar

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Jonathan Bell
JONATHAN BELL	Jonathan Bell

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Dr Ewan Kirk
Dr EWAN KIRK	Dr Ewan Kirk

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Dr Robert Sansom
Dr ROBERT SANSOM	Dr Robert Sansom

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Prof. William Fitzgerald
Prof. WILLIAM FITZGERALD	Prof. William Fitzgerald

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Dr Steven Murdoch
Dr STEVEN MURDOCH	Dr Steven Murdoch

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Matthew Pemble
MATTHEW PEMBLE	Matthew Pemble

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Sir Richard Dearlove
Sir RICHARD DEARLOVE	Sir Richard Dearlove

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Michael Lees
MICHAEL LEES	Michael Lees

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Mark Owen
MARK OWEN	Mark Owen

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Dr Adrian Parton
CRONTO LIMITED	Director

acting by

in the presence of:

/s/ Fiona Crawley

Print name of witness:

Fiona Crawley

Address:

Bryan Cave

88 Wood Street

London EC2V 7AJ

EXECUTED as a deed by	/s/ Clifford K. Bown
VASCO DATA SECURITY	Authorised signatory

INTERNATIONAL GmbH,

a company incorporated in

Switzerland, by Clifford K. Brown,

being a person who, in accordance

with the laws of that territory,

is acting under the

authority of the company

EXECUTED as a deed by	/s/ Clifford K. Bown
VASCO DATA SECURITY	Authorised signatory

INTERNATIONAL, INC,

a company incorporated in

Delaware, USA, by Clifford K. Brown,

being a person who, in accordance

with the laws of that territory,

acting under the

authority of the company